СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ
191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

19.12.2006 N 01-19/3191

December __, 2006

BY HAND

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii).

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *November 01, 2006 and November 30, 2006.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope.

Very truly yours,

Ella I. Tomilina
Deputy General Director
Corporate Affairs officer

Enclosures

Dlw 1/3

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ
191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

19.12.2006 N 01-19/3191

December __, 2006

BY HAND

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

Re: **Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")**

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii).

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *November 01, 2006 and November 30, 2006*. Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope.

Very truly yours,

Ella I. Tomilina
Deputy General Director
Corporate Affairs officer

Enclosures

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between *November 1, 2006 and November 30, 2006*

1. Notification on the data that may have a significant influence on the value of the securities of a joint stock company "Decisions taken by the board of directors (supervisory board)" dated 3 November, 2006;

2. Notification on the essential fact "Data on the dates of the issuer's register closure" dated 3 November, 2006;

3. Notification on the essential fact "Data on issue of the securities" dated 7 November, 2006;

4. Notice on the essential fact "Data on accrued and (or) paid yield under issuer's securities", "Data on the timing of issuer's execution of its commitments to securities holders" dated 30 November, 2006;

5. PRESS-RELEASE / OJSC North-West Telecom Has Summed Up the Results of its Operation for the 9 months of 2006 dated 1 November, 2006;

6. PRESS-RELEASE/North-West Telecom's Corporate Governance Raised to CGS 5.6 dated 2 November, 2006;

7. PRESS-RELEASE/The Board of Directors of JSC North-West Telecom Has Taken a Decision to Acquire 100% of the Shares of CJSC P.T.T. dated 3 November, 2006;

8. PRESS-RELEASE/The extraordinary general meeting of the shareholders of JSC North-West Telecom will be held on the 18th of December 2006 dated 3 November, 2006;

9. PRESS-RELEASE/Completed Registration of the Fourth Bond Loan of JSC North West Telecom dated 7 November, 2006;

10. PRESS-RELEASE/The Board of Directors of JSC North West Telecom approved acquisition of 60% of shares of CJSC SpiK dated 8 November, 2006;

11. PRESS-RELEASE/Standard & Poor's Increased the Information Transparency Index of JSC North-West Telecom dated 13 November, 2006;

12. PRESS-RELEASE /The RF Federal Rates Service Has Established New Rates for OJSC North-West Telecom for Local and Intraareal Telephone Communication Services dated 15 November, 2006;

13. PRESS RELEASE / OJSC North West Telecom has reduced the unlimited local tariff for individual subscribers by more than 20% dated 28 November, 2006;

14. PRESS-RELEASE/The 7th Coupon Yield under the Third Issue Bonds of JSC North-West Telecom Has Been Paid dated 30 November, 2006;

15. Extraordinary General Meeting of the shareholders Documents 2006/12/18:
- Securities purchase-sale contract;

- Result of market valuation of the share capital of CJSC "Petersburg Transit Telecom";

- Notification of holding an extraordinary general meeting of the shareholders;

- Explanatory note on the interested-party deal, namely: securities sale-purchase contract between OJSC "NWT" and OJSC "Telecominvest";

- Draft decisions on the issue of the agenda of the extraordinary general meeting of the shareholdersof the open joint-stock company north-west telecom 18.12.2006;

- Board of directors extract of the open joint-stock company north-west telecom minutes no. 19-01/30 (06) (meeting by attendance);

- Addition to the result of market valuation of the share capital of CJSC " Petersburg Transit Telecom";

- Ballot № 1.

16. Quarterly report OJSC "North-West Telecom" for the 3nd quarter of the year 2006 *;

17. Decision on securities issue OJSC North-West Telecom series 03 documentary non-convertible interest-bearing bonds payable to bearer *;

18. Offering circular OJSC North-West Telecom series 03 documentary non-convertible interest-bearing bonds payable to bearer *.

* These documents will be sent SEC after translation from Russian into English

NOTIFICATION ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE

ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY "DECISIONS TAKEN BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD)"

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

2. Contents of the notification

2.1. Date of holding the meeting of the Issuer's Board of Directors (Supervisory Board): *03.11.2006*

2.2. Date of making up and No. of the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board): *03.11.2006, Minutes No.19-01/30(06)*

2.3. Date of signing the minutes of the meeting of the Board of Directors (Supervisory Board): *03.11.2006*

2.4. Contents of the decision taken by the Issuer's Board of Directors (Supervisory Board):

1. An extraordinary general meeting of the shareholders of the Open Joint-Stock Company "North-West Telecom" in the form of absentee voting (hereinafter referred to as the MEETING) shall be convoked.

2. Date of finishing the acceptance of voting ballots shall be determined as 18th December 2006.

3. The following mailing addresses, to which filled in voting ballots are to be sent shall be approved:

- *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Open Joint-Stock Company "North-West Telecom".*
- *ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC "United Registration Company".*

4. 3rd November 2006 shall be fixed as the date of making up the list of those entitled to participation in the MEETING.

5. The Notification on the MEETING shall be published in the Izvestiya newspaper not later than 17th November 2006.

6. The following agenda of the MEETING shall be approved: On approving the related-party transaction, viz. the contract of purchase and sale of securities between OJSC "N.W.Telecom" and LLC "Telecominvest".

It shall be established that only the holders of Company's common shares have the right of vote in respect of the issue of the agenda of the MEETING.

7. The following draft decision shall be proposed to the MEETING:
The related-party transaction, viz. the contract of purchase and sale of securities between OJSC "N.W.Telecom" and LLC "Telecominvest" shall be approved.

8. The following list of information (materials) to be provided to shareholders during the preparation for the MEETING shall be approved:
On the issue of the agenda "On approving the related-party transaction, viz. the contract of purchase and sale of securities between OJSC "N.W.Telecom" and LLC "Telecominvest":

- *Draft contract of purchase and sale of securities between OJSC "N.W.Telecom" and OJSC*

"Telecominvest"

- *Results of evaluation of stock capital market value for CJSC "Petersburg Transit Telecom"*
- *Addendum to Results of evaluation of stock capital market value for CJSC "Petersburg Transit Telecom"*
- *Explanatory note to the issue on the related-party transaction, viz. the contract of purchase and sale of securities between OJSC "N.W.Telecom" and LLC "Telecominvest".*

Other materials:

- *Notification of the MEETING*
- *Draft decision on the issue of the agenda of the MEETING*
- *Decisions of the Board of Directors on the preparation for the MEETING, including those on determining market value of acquired shares.*

Shareholders of the Company shall be enabled to get familiarized with the information (materials) for the MEETING starting from 27th November 2006 till 18th December 2006 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m., local time, at the following addresses:

Open Joint-Stock Company "North-West Telecom": 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), Saint Petersburg, Shareholders Department, and at the Branches of the Company at the addresses:

- *45, Troitsky pr., office 208, Arkhangelsk,(OJSC "N.W.Telecom", Arkhangelsk branch)*
- *2, ul. Lyudogoshcha, office334a, Veliky Novgorod (OJSC "N.W.Telecom", Novgorod branch)*
- *4, Sovetsky pr., office 106, Vologda,(OJSC "N.W.Telecom", Vologda branch)*
- *24, ul. Bolnichnaya, Kaliningrad, office 13 (OJSC "N.W.Telecom", Kaliningrad branch)*
- *17, ul. Oktyabrkaya, Murmansk (OJSC "N.W.Telecom", Murmansk branch)*
- *4, ul. M. Gorkogo, Petrozavodsk (OJSC "N.W.Telecom", Karelia branch)*
- *17, ul. Nekrasova, Pskov, office 211 (OJSC "N.W.Telecom", Pskov branch)*
- *60, ul. Lenina, kab. 104, Syktyvkar (OJSC "N.W.Telecom", Komi branch)*
- *29, ul. Kommunistov, office 9, Cherepovets, (OJSC "N.W.Telecom", Vologda branch, Western Telecomminication Department).*

Information (materials) for the MEETING shall be published on the Company's Web-site at the address: www.nwtelecom.ru not later than 27th November 2006.

9. *The form and text of ballot No. 1 for voting on the issue of the agenda of the MEETING shall be approved.*
10. *The following list of information to be sent to the shareholders of the COMPANY together with the voting ballots shall be approved:*
    - *Notification of the MEETING*

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

3. Signature

3.1. General Manager ___________________ V.A. Akulich

3.2. Date: 03rd November 2006 Official seal

NOTIFICATION ON THE ESSENTIAL FACT
"DATA ON THE DATES OF THE ISSUER'S REGISTER CLOSURE"

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

1.9. Code (codes) of the essential fact (facts)	0800119A03112006

2. Contents of the notification
2.1. Type, category, series and other identification characteristics of registered securities: *common registered non-documentary shares;* *State registration No.1-02-00119-A of 09.09.2003;* *the authority that has effected the state registration of the issue - Federal Commission for the Securities Market of Russia* 2.2. Purpose, for which the list of registered securities holders is made up: *holding the extraordinary general meeting of the shareholders* 2.3. Date, as of which the list of registered securities holders is made up: *03rd November 2006* 2.4. No. and date of making up the minutes of the meeting (session) of the Issuer's authorized management body taking the decision on the date of making up the list of registered securities holders or any other decision which is the ground for setting the date for making up the list. *03.11.2006, Minutes No.19-01/30(06)* 2.5. Date of signing the minutes of the meeting of the Board of Directors (Supervisory Board): *03.11.2006*

3. Signature
3.1. General Manager ____________________ V.A. Akulich
3.2. Date: 03rd November 2006 Official seal

NOTIFICATION ON THE ESSENTIAL FACT "DATA ON ISSUE OF THE SECURITIES"

1. General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper* *Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

1.9. Code (codes) of the essential fact (facts)	*0500119A07112006*

2. Contents of the notification

2.2. Data on the state registration of the securities issue:

2.2.1. Type, category, series and other identification characteristics of floated securities: *series 04 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care (hereinafter referred to as Bonds)*

2.2.2. Retirement date:

The Bonds shall be retired consecutively, in parts, on the following dates:

on the 1092nd day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;

on the 1456th day from the floatation starting date each Bond shall be repaid partially to the amount of 25% of the face value;

on the 1820th day from the floatation starting date each Bond shall be repaid partially to the amount of 50% of the face value.

Should the date of Bonds face value partial retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

2.2.3. The state registration number of the securities issue and the date of registration by the state: *4-04-00119-A of 31st October 2006*

2.2.4. Name of the registering authority that effected the state registration of the securities issue: *Federal Service for Financial Markets*

2.2.5. Number of floated securities and face value of each of the floated securities: *2,000,000 (two million) Bonds with the face value 1000 (one thousand) roubles each.*

2.2.6. Securities floatation method: *public subscription.*

2.2.7. Granting the priority right of securities acquisition to the issuer's participants (shareholders) and/or other parties: *Priority right of acquiring securities is not provided for.*

2.2.8. Price of securities floatation and procedure of its determining:

The floatation price of one Bond of the issue is established as equal to the face value of the Bond and makes 1000 (one thousand) roubles per Bond. Starting from the second day of the floatation of the Bonds of the issue, the acquirers shall, in the course of the Bonds sale and purchase transaction, additionally pay the accrued coupon yield (ACY) under the Bonds, to be determined according to the following formula:

$$ACY = N * C1 *((T - T0)/ 365)/ 100\%$$

where:

C1 is the interest rate of the first coupon, in per cent per annum;
N is the face value of a Bond, roubles;
T is the date, as of which the ACY is calculated;
T0 is the floatation start date.
ACY is the accrued coupon yield under each bond, in roubles;

The value of C1 (the interest rate of the first coupon, in per cent per annum) is determined on the starting date of Bonds floatation.

The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.

2.2.9. The timing (starting and final dates) of securities floatation or the procedure of determining it:

The floatation of Bonds shall not start earlier than 2 (Two) weeks after the information on the state registration of the Bonds issue and on the procedure of access to the information contained in the Securities Offering Circular is disclosed by the Issuer in compliance with the standard legal acts of RF.

The report on the State registration of the securities issue will be published by the Issuer in the form of the notice on essential fact "Data on the securities issue by the Issuer" in the following procedure and within the following periods from the date on which the Issuer received written notice of the registering authority on the State registration of the securities issue:

- *on the news tape - within 1 (One) day;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html - within 3 (Three) days;*
- *in the Izvestiya – Saint Petersburg newspaper – within 5 (Five) days.*

The report shall also be published in the Annex to the Herald of the Federal Service for Financial Markets of Russia (Prilozheniye k Vestniku FSFR Rossii) within 30 (Thirty) days from the said date.

Floatation starting date, or procedure of fixing it:

The Bonds floatation starting date is determined after the state registration of the Bonds issue and is publicly disclosed by the Issuer.

The Issuer shall publish information on the Date of the issue floatation start as follows:

- *on the news tape at least 5 (Five) days in advance of the Bonds' floatation starting date;*
- *on the web page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html -at least 4 (Four) days in advance of the Bonds' floatation starting date.*

Final date of floatation, or procedure of fixing it:

The earlier of the two following dates shall be the floatation completion date:

a) 20th (twentieth) working day from the Bonds' floatation starting date;

b) floatation date of the last Bond of the issue.

In such a case the floatation Completion date cannot be later than a year from the date of the state registration of the Bonds issue.

2.2.10. The fact of registration of offering circular at the same time with the state registration of the securities issue: *At the same time with the state registration of the securities issue, the Offering Circular was also registered by the state.*

2.2.11. Procedure of ensuring access to the information contained in the securities Offering Circular:

Within 3 (Three) days from the day of Issuer's receiving a written notice of the registering authority regarding the state registration of the securities issue, the Issuer shall publish the text of the registered Offering Circular on the Web-page at the address: http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html).

The text of the registered Offering Circular will be accessible on the Internet from the day of its publication till the expiry of 6 (Six) months from the day of publishing of the registered Report on the results of the securities issue on the Internet.

The Issuer shall ensure access to the information contained in the registered Decision on the Securities Issue and the Offering Circular by providing to all interested parties the possibility of getting familiarized with the registered Decision on the Securities Issue and the Offering Circular and get copies of the said documents at the following addresses:

OJSC N.W.Telecom
Location: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Tel: (812) 719-92-35
Fax: (812) 719-94-94

OJSC JSCB "Svyaz-Bank"
Location: 7, ul. Tverskaya, Moscow, 125375, Russia
Telephone: (495) 771-32-60
Fax: (495) 975-24-66
The Issuer must provide the copies of the said documents to the Bond owners and to other interested parties upon their demand for a fee not exceeding the expenses for duplication of the said documents within 7 (seven) days from the date the demand is presented.

2.2.12. Data on the financial consultant in the securities market who has signed the securities Offering Circular:

Full official name: Closed Joint-Stock Company – Commercial Bank "Russian Industrial bank"
Abbreviated official name: Russian Industrial Bank CJSC
Location: 40, ul. Shchepkina, building 1, Moscow, 129110, Russia

3. Signature

3.1. General Manager ____________________ V.A. Akulich
3.2. Date: 07th November 2006 Official seal

Notice on the essential fact

"Data on Accrued and (OR) Paid YIELD under Issuer's Securities", "DATA ON THE TIMING OF ISSUER'S EXECUTION OF ITS COMMITMENTS TO SECURITIES HOLDERS"

1.General	
1.1. Full official name of the Issuer company:	*North-West Telecom Open Joint-Stock Company*
1.2. Abbreviated official name of the Issuer company:	*OJSC N.W.Telecom*
1.3. Place of Issuer's business:	*14/26 Gorokhovaya ul., St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper Prilozheniye k Vestniku FSFR Rossii (Supplement to the Bulletin of the Federal Service for Financial Markets of Russia)*

1.9. Code (codes) of the essential fact (facts)	*0600119A01062006, 0900119A01062006*

2. Contents of the notification
2.1. Type, category, series and other identification characteristics of securities: *series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care.* 2.2. The state registration number of securities issue (extra issue) and the date of registration by the state: *4-03-00119-A of 28.12.2004* 2.3. Name of the registering authority that effected the state registration of the securities issue (extra issue): *Federal Service for Financial Markets of Russia (FSFR of Russia).* 2.4. Name of the Issuer's management body taking the decision on determining the interest rate (coupon) yielded by the Issuer's Bonds and date of making up the minutes (of the session) of the said body taking the decision: *this (seventh) coupon yield under the 03 series Bonds of OJSC N.W. Telecom has been established in the amount of 9.25% by the Order of the General Manager dated 03rd March 2005 according to the results of the auction held at MMVB (Moscow Interbank Currency Exchange) in compliance with the Decision on the Securities Issue approved by the Board of Directors of OJSC N.W.Telecom on 26th October 2004.* 2.5. Date of taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *the amount of this (seventh) coupon yield under the 03 series Bonds of OJSC N.W.Telecom has been established by the Order of the General Manager dated 03rd March 2005;* 2.6. Date of making up the minutes of the meeting (session) of the Issuer's management body taking the decision on determining (the procedure of determining) the interest (coupon) rate yielded by the Issuer's Bonds: *Order of the General Manager dated 03rd March 2005* 2.7. Total interest and (or) other income to be paid (which was to be paid) under the Issuer's series 03 Bonds in the seventh coupon period: *69,180,000 (sixty nine million one hundred and eighty*

thousand) roubles

Interest and (or) other income to be paid (which was to be paid) per one of the Issuer's series 03 Bonds: *23 (twenty three) roubles 06 kop.*

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Due date of income payment under the Issuer's securities (yield (interest) under the Bonds): *30.11.2006*

2.10. Total amount of interest and (or) other yield paid under the 03 series Bonds of the Issuer: *484,260,000 (four hundred eighty four million two hundred sixty thousand) roubles*

2.11. Contents of the Issuer's commitment; amount of such commitment in monetary terms for money obligations or other commitment that can be expressed in monetary terms: *payment of the seventh coupon yield under the Issuer's series 03 Bonds in the amount of 69,180,000 (sixty nine million one hundred and eighty thousand) roubles.*

2.12. Fact of Issuer's commitment execution or non-execution (default): *the Issuer's commitments have been fully executed.*

2.13. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability or any other liability that can be expressed in money terms, also state the amount of such a liability in money terms, to which it has not been fulfilled: *not applicable, the commitments have been fully executed.*

3. Signature
3.1. General Manager ___________________ V.A. Akulich
3.2. Date: 30th November 2006 Official seal

Last modifed: 2006-11-02 10:42

1 November 2006 year.

PRESS-RELEASE / OJSC North-West Telecom Has Summed Up the Results of its Operation for the 9 months of 2006

As the biggest operator of telecommunications and the basic provider of up-to-date telecommunication services in the Northwestern Federal District, OJSC North-West Telecom does much to develop and upgrade its telephone network. As of 1st October 2006 the total installed capacity of OJSC N.W.Telecom's network amounted to 4.7 million numbers. The percentage of the operating number capacity of the Company is 94%. Digitalization of the installed telephone capacity has grown to 56% (as of 1st October 2005 the corresponding figure was 49.7%, and as of 1st January 2006 it was 53.8%), while the digitalization level of the city telephone network is 59%. In the biggest cities of the North-West digitalization has already reached 100%, which makes it possible, besides providing high quality communication, to connect subscribers to the services of broadband access to the Internet and to provide additional services, such as notification on new calls, temporary prohibition of outgoing communication by password, call forwarding, teleconferencing, abbreviated-number dialing and many other services.

The high rate of introducing a new number capacity has resulted in a considerable reduction of the queue for telephone installation in all regions of the North-West. The number of applications for telephone installation filed with OJSC N.W.Telecom as of 01.10.06 amounted to 73,200, taking into account new applications that have been constantly received (as of the same date of the year 2005 this figure was 139,700 applications, and as of 01.01.06 it was 109,300). North-West Telecom mainly stakes on increasing the share of the services , the rates for which are not regulated by the government, in the portfolio of the client . As of 01.10.2006 the share of revenues from promising services in the proceeds amounted to 8.4%, while as of 01.01.2006 it was 5.7%, and by late 2008 it is expected to be increased to 12%.

One of the key projects of N.W.Telecom in 2006 is the provision of the services of broadband access to the Internet under the Avantgard trademark . xDSL equipment with a capacity over 95,800 lines has been installed at telephone exchanges of OJSC N.W.Telecom in all branches of the Company, and 61 ,100 of them (37%) have been put into operation . As of 1st October 2006 the number of dedicated Internet access users (including those using the ADSL technology) was more than 60,000, which is 10 times higher than the same figure as of 1st October 2005. The growth of ADSL users for the 3rd quarter of 2006 (from 01.07.06 till 01.10.06) was about 30,000.

According to Oleg Popov, Deputy General Manager - Commercial Manager of OJSC N.W.Telecom, "for 9 months of 2006 OJSC N.W.Telecom 's share of the broadband access services market in the Northwestern Federal District has grown from less than 1% to 35%, including the today's 26% share of the St. Petersburg market. Thus, the result that our competitors have been achieving for 8 years has been achieved by us for just 8 months."

All in all, in 2006 OJSC N.W.Telecom is planning to provide ADSL Internet access to over 70,000 subscribers, including 50,000 in St. Petersburg. To promote the ADSL Internet access service, North-West Telecom has developed and presented to consumers a new trademark , Avangard («Авангард»).

Last modifed: 2006-11-08 12:52

2 November 2006 year. ■ list :: 11.2006

PRESS-RELEASE/North-West Telecom's Corporate Governance Raised to CGS 5.6

The Standard & Poor's Corporate Governance Rating Service raised the corporate governance score (CGS) of JSC North-West Telecom from 5.4 to 5.6, Russian scale. Simultaneously, the agency confirmed the Company's rating of CGS-5+, international scale.

According to Standard & Poor's, "the increase in the CGS of JSC NWT reflects an improvement in shareholders influence and transparency, the active role played by the independent directors".

In the opinion of Standard & Poor's experts, the score was increased based on the following favorable factors of the NWT corporate governance practice:

- The involving of shareholders and the board in management oversight. The active role played by the independent directors;
- The active functioning of the board and four board-level committees, of which two are chaired by independent directors and have independent majorities;
- The overall transparency of the company and the effectiveness of the investor relations department;
- The improved quality of IFRS reporting, which has allowed NWT to receive an unqualified auditor's opinion for the first time this year;
- The strength of shareholders meeting procedures and substantial scope of shareholder rights provided by Russian legislation and the company's Charter.

Thus, in the opinion of the Standard & Poor's experts, the level of the NWT corporate governance practice is one of the highest among all Russian fixed-communications operators: no Russian interregional communications company has been assigned a higher CGS to date.

Commenting the increasing of North-West Telecom's CGS to level 5.6, Chief Executive officer of JSC North-West Telecom Vladimir Akulich noticed, "its one more right step on the way of increasing the corporate governance practice in the company and approximation its to the requirements of the international community".

For a full report on the rating, visit the Standard & Poor's web-site: www.governance.standardandpoors.com

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■ Revision

Last modifed: 2006-11-09 09:37

3 November 2006 year. ■ list :: 11.2006

PRESS-RELEASE/The Board of Directors of JSC North-West Telecom Has Taken a Decision to Acquire 100% of the Shares of CJSC P.T.T.

On the 3rd of November 2006 the Board of Directors of JSC North-West Telecom took a decision to acquire 100% of the shares of CJSC Petersburg Transit Telecom (P.T.T.) and proposed the issue of approving the transaction to an extraordinary general meeting of the shareholders of JSC North-West Telecom.

CJSC P.T.T. is the biggest alternative operator of St. Petersburg in the "operator for operators" services market segment. This decision is in line with the declared strategy of North-West Telecom in the field of M&A: buying a profile asset in order to strengthen Company's market position in one of the most attractive telecommunication market segments in the largest megapolis of the Northwestern Federal District.

It should be reminded that the Internet providers from Novgorod – LLC Novgorod Datacom and LLC Novgorod Deitacom (see Press Release of 09.02.2005.) have been already bought and JSC North-West Telecom's share in LLC Parma Inform, one of the biggest Internet providers of the Republic of Komi has been increased to 100% in the framework of this strategy.

The market value of CJSC P.T.T. was determined by the independent appraiser Deloitte Touche.

The purchase of CJSC P.T.T. will facilitate a significant strengthening of North-West Telecom's market positions in the segment of the wholesale market of services, increasing the income and cutting the expenses for traffic transit and is aimed at increasing the Company's market value.

Besides, JSC North-West Telecom will get a well-known brand and a clients base in the B2B segment, as well as a free number capacity and an up-to-date transit network in St. Petersburg, which will logically and efficiently supplement the available telecommunication network of the Company.

It is expected that the transaction will be closed during 2007 after approval by the general meeting of the shareholders of JSC North-West Telecom, the antimonopoly authorities of the Russian Federation and the general meeting of the shareholders of JSC Telecominvest.

In spite of a certain increase in the debt load of JSC NWT as a result of the transaction, the key financial ratios of the Company expected as of 31.12.06 and 31.12.07, will remain at a high level: the equity to total assets ratio will be 0.52, while the Debt/EBITDA will not exceed 2.0.

In compliance with the decision of the Board of Directors of JSC North-West Telecom, the issue of approving the transaction of acquiring 100% of shares JSC NWT has been put forward for consideration by the extraordinary general meeting of the shareholders that will take place on the 18th of December 2006.

The purchase of P.T.T is an efficient method of significantly strengthening the market position of JSC North-West Telecom in the B2B segment. It will make it possible both to reduce the time that would be needed for construction of own transit network and to get a synergy effect from the acquisition as soon as in the next year.

Brief information on CJSC P.T.T.:

CJSC Petersburg Transit Telecom was established in 2000. 100% of the stock belong to JSC Telecominvest. P.T.T. is a local and areal communication operator in codes ABC 812 (St. Petersburg) and 813 (Leningrad Oblast) and provides both the services of passing traffic to fixed and cell communication operators and to Internet providers and the services of telephony and data transmission to retail

clients. The transport network of P.T.T. consists of more than 700 km of fibre-optic lines embracing all districts of St. Petersburg: the company has 7 transit switchboards. According to the results of the 1st six months of 2006, the financial performance of the Company according to US GAAP amounted to: proceeds from sales -34,887 thousand US dollars, EBITDA – 18,191 thousand US dollars, EBITDA margin - 52%,: net income -14,363 thousand US dollars, According to the results of 2005: proceeds from sales: -57,006 thousand US dollars, EBITDA -30,992 thousand US dollars, EBITDA margin - 54%: net income -18,475 thousand US dollars.

3 November 2006 year.

PRESS-RELEASE/The extraordinary general meeting of the shareholders of JSC North-West Telecom will be held on the 18th of December 2006

On the 3rd of November 2006 the Board of Directors of JSC North-West Telecom took a decision to convoke an extraordinary general meeting of the shareholders of the Company in the form of absentee voting.

Date of finishing the acceptance of voting ballots: the 18th of December 2006.

The agenda of the extraordinary general meeting of the shareholders of JSC NWT:

"Approving the related-party transaction, viz. the contract of purchase and sale of securities between JSC North-West Telecom and JSC Telecominvest".

The right of voting on this issue will belong only to holders of Company's common shares, who are not interested in the transaction (who are not related-parties). The list of those entitled to participate in the meeting has been made up according to the register of JSC North-West Telecom's shareholders as of the 3rd of November 2006.

The Board of Directors of JSC N.W.Telecom has approved the mailing addresses, to which filled voting ballots must be sent:

- 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya) St. Petersburg, 191186, Joint-Stock Company North-West Telecom;
- a/ya 162, ul. Kalanchevskaya, Moscow, 107078, OJSC Obyedinyonnaya Registratsionnaya Kompaniya (United Registration Company).

A notification on holding the meeting will be published in the Izvestiya newspaper not later than the 17th of November 2006 and will be sent to shareholders of the Company together with the approved voting ballot.

Starting from the 27th of November 2006, all information (materials) for the meeting can be found at OJSC North-West Telecom's corporate web-site http://www.nwtelecom.ru and at the following addresses:

Joint-Stock Company North-West Telecom:

- 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Shareholders Department (office 236);

and at the branches of the Company:

- 45, Troitsky prospekt, Arkhangelsk, office 208 (Arkhangelsk Branch of JSC NWT);
- 2, st. Lyudogoshcha, Veliky Novgorod, office 334a (Novgorod Branch of JSC NWT);
- 4, Sovetsky pr., Vologda, office 106 (Vologda Branch of JSC NWT);
- 24, st. Bolnichnaya, Kaliningrad, office 13 (Kaliningrad Branch of JSC NWT);
- 17, st. Oktyabrskaya, Murmansk (Murmansk Branch of JSC NWT);
- 4, st. M. Gorkogo, Petrozavodsk (Karelian Branch of JSC NWT);
- 17, st. Nekrasova, Pskov, office 211 (Pskov Branch of JSC NWT);
- 60, st. Lenina, Syktyvkar, office 104 (Komi Branch of JSC NWT);
- 29, st. Kommunistov, Cherepovets, office 9 (Vologda Branch, Western Telecommunications Centre (Zapadny UES) of JSC NWT).

Last modifed: 2006-12-07 10:49

7 November 2006 year. ■ list :: 11.2006

PRESS-RELEASE/Completed Registration of the Fourth Bond Loan of JSC North West Telecom

On 31 October 2006, the Federal Service for Financial Markets (FSFR of the RF) registered the fourth issue of documentary interest bearer bonds of OAO North West Telecom. The issue was assigned state registration number 4-04-00119-A. Statutory prospectus was registered simultaneously with the state registration of the bond issue.

The registered bond loan of JSC North West Telecom amounts to 2,000,000,000 (two billion) roubles. The period of bond circulation will be five years with an option to call on the 728th day from the date of placement, at the discretion of the Company. In the event of an early call, the premium amounts to 20 roubles per bond.

Placement price per bond is set equal to the nominal value and amounts to 1,000 (one thousand) roubles per bond. The first coupon interest rate will be determined at the auction on the day of placement. The rate for other coupons will be equal to the interest rate for the first coupon. The coupon period will amount to 91 days.

Similarly to the previous issues, a stage-by-stage retirement of bonds is envisaged within the following timeframe:

- on day 1092 from the placement date each bond is retired in part, to 25% of the nominal value;
- on day 1456 from the placement date each bond is retired in part, to 25% of the nominal value;
- on day 1820 from the placement date each bond is retired in part, to 50% of the nominal value.

A pre-emptive right to buy securities is not envisaged.

The bonds will be placed by open subscription.

Information from the registered Decision to Issue Securities and the registered Statutory Prospectus will be put up on the corporate website of JSC NWT (www.nwtelecom.ru). Copies of the documents will be available at:

JSC North West Telecom

14/26 Gorokhovaya ul. (26 Bolshaya Morskaya ul.), St Petersburg

Tel.: (812) 719-92-35. Fax: (812) 719-94-94

JSC ACB Svyaz-Bank

7 Tverskaya ul., Moscow

Tel.: (495) 771-32-60. Fax: (495) 975-24-66

The financial adviser of JSC NWT in the bond issue project is ZAO Russian Industrial Bank. Joint managing banks are ING BANK (EURASIA) ZAO and OAO ACB Svyaz Bank.

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BONDS

- Полная информация по выпуску 4

Last modifed: 2006-11-10 14:45

8 November 2006 year. list :: 11.2006

PRESS-RELEASE/The Board of Directors of JSC North West Telecom approved acquisition of 60% of shares of CJSC SPiK

On 3 November 2006 the Board of Directors of JSC NWT approved acquisition of 60% of shares of CJSC St Petersburg Information Company (CJSC SPiK). The company's market value had been appraised by OOO S.E.R.

CJSC SPiK is one of the largest providers of full-featured call centre services in the North West of Russia, developer of software products in the area of business telecom applications, automatic voice and CRM-systems.

The decision to acquire CJSC SPiK accords with the declared M&A strategy of NWT: the purchase of a core asset will strengthen the Company's position in the call centre market - one of the most attractive and dynamic telecom market segments. The strategy had already led to the acquisition of two internet providers from Novgorod, LLC Novgorod Datakom and Novgorod Deitakom (see the press release of 9 February 2005) and to raising the share of JSC NWT in LLC Parma Inform, one of the largest internet providers in the Komi Republic, to 100%.

The transaction value will amount to $100,000. Within the transaction there will be concluded an additional purchase of claim letter agreement to the benefit of JSC North West Telecom. The value of the purchased rights is $200,000.

The acquisition of CJSC SPiK will contribute to the widening range of the information and directory services, raise the market share of NWT in the call centre segment, reduce operating costs for those services, improve the quality of telephone customer service and of the Internet access service under the Avangard trademark. In the mid-term, the acquisition of CJSC SPiK will allow JSC NWT to dominate the telecommunications market of the North West Federal District in such a promising and profitable service segment as call centres.

Briefly about CJSC SPiK:

CJSC St Petersburg Information Company was established in 1999. Founders: JSC Telecominvest (60% of the registered capital) and CJSC AMT (40% of the registered capital). JSC NWT also owns 100% of the registered capital of CJSC AMT.

CJSC SPiK has the largest in the region full-featured outsourcing call centre, is the largest system integrator, supplier of software and hardware solutions to create call centres.

In 2005 the company's revenue amounted to 113,615 thousand roubles, net profit 11,315 thousand roubles.

редактирование раздела

Last modifed: 2006-11-13 18:01

13 November 2006 year. ■ list :: 11.2006

PRESS-RELEASE/Standard & Poor's Increased the Information Transparency Index of JSC North-West Telecom

In the course of a study of Russian companies carried out by the Corporate Governance Scores Service of the Standard & Poor's international rating agency with the support of the Moscow Interbank Currency Exchange (SE MICEX) and the European Bank for Reconstruction and Development, the transparency index of JSC North-West Telecom has been increased to 72% (in 2005 it was 71%). This is the 8th place among the 70 Russian companies, whose shares are traded at the Moscow Interbank Currency Exchange (MICEX).

Experts of Standard & Poor's note that North-West Telecom has been improving its information transparency with each passing year, moving progressively towards the best foreign analogues. North-West Telecom discloses in fact all information on a voluntary basis in the same way as companies that have a listing in the USA and that are obliged to observe the requirements of the US Securities and Exchange Commission (SEC).

JSC North-West Telecom's scores by the components of the information transparency index are as follows:

- Ownership structure and rights of shareholders: 75% (the average score being 55%);
- Financial and operational information: 68% (the average score being 56%);
- Members and procedures of the Board of Directors and management: 76% (the average score being 48%).

Thus, the scores given by the experts of Standard & Poor's to JSC NWT are much higher than the average scores in Russia and correspond to the figures of developed European companies.

Commenting on the event, Ella Tomilina, Deputy General Manager, Corporate Affairs officer, noted that "information transparency of a company is one of the most important tools in building up investors' trust. The structural reorganization of the Company that has been carried out will facilitate further improvement of the information quality disclosed for the investment community. In compliance with the "Communication Strategy" implemented by North-West Telecom, the Company will continue its policy of creating the optimum model of relations with the investment community for the purpose of improving the long-term investment attractiveness of JSC North-West Telecom."

15 November 2006 year. ■ list :: 11.2006

PRESS-RELEASE /The RF Federal Rates Service Has Established New Rates for OJSC North-West Telecom for Local and Intraareal Telephone Communication Services

On 14th November 2006 the Federal Rates Service of the Russian Federation (FST RF) approved new rates for local telephone communication services and intra-areal (intra-regional) telephone communication services for all branches of OJSC North-West Telecom in the territory of the Arkhangelsk , Vologda , Kaliningrad, Murmansk, Novgorod, Pskov and Leningrad Oblasts, the Republic s of Karelia and Komi and the city of St. Petersburg*.

The new rates will come into effect starting from 1st February 2007.

The request of OJSC N.W.Telecom and the decision of FST RF are aimed at implementing article 54 of the Federal Law "On Communication" and are based on the provision s of the Resolution of the RF Government of 24.10.2005 No. 637 and the Procedure of Calculating Rates and Rate Plans for Local Telephone Communication Services (approved by the Decision of the FST RF Board on 05.09.2006), according to which a communication operator must offer at least three obligatory rate plans to individual subscribers: with time-based, subscriber and combined billing systems (see Press Release of 8th September 2006).

According to the Calculation Procedure, each rate plan for local communication services includes two constituents: a fixed monthly fee for the provision of the subscriber line for use, which is to be paid by the subscriber irrespective of the chosen rate plan and a fee for local telephone connection s, which depends on the rate plan chosen by the subscriber.

In accordance with the above standard and legal document s, FST RF has approved obligatory rate plans for OJSC N.W.Telecom as limit plans with the right of the operator to fix a rate independently up to the limit value s, as well as eight extra rate plans (with a reduction of the price depending on the time of the day or night, days of week and consumption volumes), which OJSC N.W.Telecom developed taking into account the needs of various groups of subscribers and submitted for consideration by the respective regulatory authority.

Thus, starting from 1st February , OJSC N.W.Telecom will offer to the 4 million of its subscribers in the republic an, regional and district centers of the Northwestern Federal District a new system of rates for local telephone connections, which implies the choice of the most beneficial rate plan by each subscriber.

The basic limit price parameters of OJSC North-West Telecom 's rate offer for local communication for the population, approved by FST RF, are:

- the price of providing a subscriber line for permanent use – 125 to 130 roubles depending on the region (city of federal significance, oblast, republic);
- the price of one minute of local connection (telephone connection inside a city or a district) – 19 to 35 kopecks depending on the rate plan and region;
- permanent monthly fee, if the subscriber chooses the limitless rate plan – 350 to 400 roubles depending on the region;
- subscriber fee, if it is technically impossible to arrange the time-based billing of the duration of connection s – 210 to 240 roubles depending on the region.

As to the 363 thousand subscribers of rural telephone communication (about 8% of the company's subscriber base), for whom the technical possibility of the time-based billing of the duration of local telephone connection s will not be provided by 1st February , OJSC N.W.Telecom will offer them to pay for the services under the subscriber payment system with indexation of the existing subscriber fee by 11.9% on the average, which does not contradict the Concept of Social and Economic Development of the RF for the Period of 2007-2009 approved by the RF

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Комментарии ОАО «СЗТ» о вводе новых тарифных планов на услуги местной телефонной связи

■ ФСТ РФ утвердила предельные тарифы ОАО "СЗТ" на местную связь

Government and allowing a growth of rates for the local communication services by not more than 14%. OJSC N.W.Telecom will not provide the technical possibility of choosing the system of payment for local communication for subscribers residing in rural areas earlier than in 2008.

FST RF has also approved new rates for local communication for legal entities that are subscribers of OJSC N.W.Telecom . In accordance with the Rates Calculation Procedure they will be offered one obligatory rate plan with the time-based billing system. However, for this category of clients , OJSC N.W.Telecom has also developed and FST has approved several extra rate plans to be chosen.

Simultaneously with the rates for local connection s, FST RF has approved for OJSC North-West Telecom new "unified" rates for intra-areal (intra-regional) communication services for the population and legal entities. The single price of a minute of intra-areal connection , irrespective of the distance of the subscribers from one another (inside a republic or region – between cities, districts, cities of one republic or region), will amount to 2.25 – 2.50 roubles depending on the region (for the population the rate is given taking into account all taxes and for organizations - without taking into account the VAT of 18%). On the average , the rates for intra-areal communication have been reduced by 15.5 %.

Detailed information on new rate plans will be published on the web-site of OJSC N.W.Telecom and in the Internet representative offices of the branches.

** The rates established to OJSC N.W.Telecom differ in different regions of the Northwestern Federal District. All in all, there are 4 groups of rates: (Northern: the Arkhangelsk, Murmansk and Komi branches; Central: the Vologda, Kaliningrad, Novgorod, Pskov and Leningrad-Oblast branches; St. Petersburg; and the Republic of Karelia).*

Last modifed: 2006-11-30 10:48

28 November 2006 year. list :: 11.2006

PRESS RELEASE / OJSC North West Telecom has reduced the unlimited local tariff for individual subscribers by more than 20%

Having taken into account the interests of local communication users and the need to make the transition to the new tariff system as convenient as possible, OJSC North West Telecom has decided to reduce the unlimited tariff plan for individual subscribers in the North West region by on average more than 20% as compared to the limit set by the Federal Tariff Service (see the press release of 15 November 2006).

Therefore, the monthly payment from 1 February 2007 by the individual users who will have chosen the "unlimited" line rental tariff plan (with an unlimited number of local connections) will amount to:

- in the northern regions of the North West Federal District (the Murmansk and Arkhangelsk Regions, the Republics of Karelia and Komi) - 330 roubles (reduced by 21%);

- in St Petersburg and the central regions (the Vologda, Kaliningrad, Leningrad, Novgorod and Pskov Regions) - 295 roubles (19% reduction for the NWFD regions, 25% for St Petersburg).

The new local tariffs are introduced from 1 February 2007, which provides for a two months transitional period when OJSC NWT subscribers can learn about the adopted tariffs and choose the most advantageous payment option.

Where there is no technical capacity to establish call duration, the subscribers will continue paying under the line rental tariffs. In this case the respective line rental charge will be increased by on average 11.9% and will be between 210 and 240 roubles, depending on the region.

To exercise their right to choose a tariff plan in accordance with Clause 124 of the "Provisions for Local, Intrazonal, Long Distance and International Telephone Communication" (approved by Resolution of the RF Government No.310 of 18 May 2005) subscribers have to conclude with OJSC NWT an agreement supplementary to the current contract for the provision of telecommunication services.

If a subscriber for any reason has not concluded the supplementary agreement, from 1 February 2007 s/he will continue paying for local telephone services under the current contract for the provision of telecommunication services. Since this contract envisages line rental charges, the subscriber will be put on the "unlimited" tariff plan (in accordance with the RF Civil Code). However, if the current contract has a time-based payment system (for example, in the Republic of Karelia), then the subscriber will continue paying under the time-based tariff after 1 February 2007.

For subscribers' convenience and in order to reduce their need to contact the Customer Service Centres directly, OJSC NWT will send out the supplementary agreements to all its subscribers in December. The letter will include two copies of the supplementary agreement to the telecommunication services contract and an information sheet with a description of the new tariffs and a guide to filling in the supplementary agreement.

OJSC NWT will extend the working hours of the Customer Service Centres and enquiry services; create new positions for conclusion and processing of the supplementary agreements at other OJSC NWT units (for example at PBXs) and certain public locations; make it possible for senior citizens and disabled persons who cannot visit the Service Centres to have an OJSC NWT employee come to their place in order to conclude the supplementary agreement.

All the customer services of all the branches of OJSC NWT are ready to comment

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Publication for 2005 year

- ОАО "Северо-Западный Телеком" в Санкт-Петербурге снизил стоимость безлимитного тарифа на услуги местной связи для абонентов-граждан на 25%

Комментарии ОАО «СЗТ» о вводе новых тарифных планов на услуги местной телефонной связи

- Пресс-конференция ОАО "СЗТ" с журналистами СЗФО по теме: "Новые тарифные планы ОАО "Северо-Западный Телеком" на услуги местной и внутризоновой телефонной связи, снижение стоимости безлимитного тарифного плана на услуги местной связи для абонентов-граждан"

Our services

- Комментарии ОАО «СЗТ» о вводе новых тарифных планов на услуги местной телефонной связи

on the currently ongoing changes in the payment system and answer customers' questions. To inform the subscribers we are using the Company's Internet websites and portals, mass media, outdoor advertising, hot lines and the autoinformer (calling subscribers in order to deliver a short message on the new local and intrazonal tariff system).

Last modifed: 2006-11-30 15:38

30 November 2006 year. ■ list :: 11.2006

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PRESS-RELEASE/The 7th Coupon Yield under the Third Issue Bonds of JSC North-West Telecom Has Been Paid

November 30, 2006 the Non-Profit Partnership National Depositary Centre, which acts as the Payment Agent for the series 3 bonds of JSC North-West Telecom, fully paid the 7th coupon yield under the bonds of the third issue of JSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of the 24th of November 2006. The rate for the 7th coupon is 9.25% per annum, RUR 23.06 having been accrued on each bond.

The total amount allocated for the 7th coupon payment amounted to RUR 69.18 million.

Bonds of the third issue of OJSC NWT are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floated at SE MICEX on the 3rd of March 2005. The volume of the issue is 3,000,000 roubles, there are 3 million bonds with the face value of 1,000 roubles, the circulation period of the OJSC NWT's bonds being 6 years with the right of early presentation of the bonds for redemption in 3 years. The coupon yield under the bonds is to be paid on a quarterly basis.

SECURITIES PURCHASE-SALE CONTRACT No. __

St. Petersburg ________________, 2006

This Contract is made by and between Open Joint-Stock Company "Telecominvest", in the person of Director General M.Yu. Gorokhov acting on the basis of the Charter, hereinafter referred to as the Seller, and Open Joint-Stock Company "North-West Telecom", in the person of Director General V.A. Akulich acting on the basis of the Charter, hereinafter referred to as the Buyer.

Both parties to this Contract shall be hereinafter referred to as the Parties.

1. SUBJECT OF THE CONTRACT

1.1. The Buyer shall accept and pay and the Seller shall transfer into the Buyer's ownership the securities specified below (hereinafter referred to as the Shares) on the conditions hereof:

Kind of securities	Ordinary registered non-documentary share
Issuer	Closed Joint-Stock Company "Petersburg Transit Telecom", hereinafter referred to as CJSC "PTT", with the address at: 22 B. Morskaya ul., St. Petersburg, 191186, Russia
Number of alienated securities of each issue and state registration details of the issue	10 000 (ten thousand) ordinary registered non-documentary shares of the first issue, state registration number of the issue 1-01-07572-J, the issue was registered by the St. Petersburg Regional Office of the Russian Federal Securities Commission on June 6, 2000. 51 920 (fifty-one thousand nine hundred twenty) ordinary registered non-documentary shares of the second issue, state registration number of the issue 1-02-07512-J, the issue was registered by the St. Petersburg Regional Office of the Russian Federal Securities Commission on October 25, 2000.
Par value of each share	250 (two hundred fifty) rubles
Total number of securities alienated hereunder	61 920 (sixty-one thousand nine hundred twenty) ordinary registered non-documentary shares

1.2. The aggregate selling price of the Shares payable by the Buyer to the Seller shall be equal to 97,000,000 (ninety-seven million) conditional units, not subject to VAT (hereinafter referred to as the Amount of the Deal). 1 (one) conditional unit shall be equal to the ruble equivalent of 1 (one) US Dollar at the Russian Central Bank rate as of the payment day.

2. PAYMENT TERMS

2.1. The Buyer shall effect payments according to invoices on the quarterly basis. The Buyer shall effect the first payment for the amount of 25,000,000 (twenty-five million) conditional units not later than February 1, 2007, second payment for the amount of 25,000,000 (twenty-five million) conditional units not later than May 1, 2007, third payment for the amount of 25,000,000 (twenty-five million) conditional units not later than August 1, 2007, and the fourth payment for the amount of 22,000,000 (twenty-two million) conditional units not later than November 1, 2007.

2.2. The Buyer shall only effect payments, provided that the Buyer obtains the approval of the Federal Antimonopoly Service of the Russian Federation. The Buyer shall send the Seller a copy of the notice from the Russian Federal Antimonopoly Service within 3 (three) days after receiving the approval.

2.3. All payments hereunder shall be effected in rubles.

3. REGISTRATION OF THE PASSING OF THE SECURITIES OWNERSHIP

3.1. The ownership of the Shares shall pass to the Buyer from the time the relevant receipt entry is made in the personal account of the Buyer in the CJSC "PTT" Register of Shareholders.

3.2. The Seller shall sign the transfer order as necessary for the ownership of Shares to pass to the Buyer, and provide it to the holder of the CJSC "PTT" Register of Shareholders within 3 (three) working days after the Parties acquire the rights and obligations in accordance with clause 7.5 hereof. The holder of the CJSC "PTT" Register of Shareholders shall make the receipt entry in the personal account of the Buyer within 3 (three) days after receiving the transfer order and shall provide to the Buyer a document confirming the passing of ownership of the Shares after relevant changes are made in the Register.

3.3. The Buyer and the Seller shall themselves pay taxes and other mandatory payments into the state budget in connection with the transfer of the Shares from the Seller's ownership into the Buyer's ownership hereunder.

4. SELLER'S GUARANTEES

4.1. The Seller guarantees that the Shares are valid, are not encumbered by pledge or any other obligations to third parties and are not under attachment.

5. LIABILITY OF THE PARTIES

5.1. In case the Buyer fails to fulfill on time the conditions of clause 2.1 hereof, the Buyer shall pay the Seller a penalty at the rate of 1/365 of the Russian Central Bank refinancing rate as of the day the penalty is charged in respect of the Amount of the Deal for each calendar day past due.

5.2. In case the Seller fails to fulfill on time the conditions of clause 3.1 hereof, the Seller shall pay the Buyer a penalty at the rate of 1/365 of the Russian Central Bank refinancing rate as of the day the penalty is charged in respect of the Amount of the Deal for each calendar day past due.

6. FORCE MAJEURE

6.1. Neither Party shall bear liability in case of non-fulfillment, late or improper fulfillment of any of its obligations hereunder, if such non-fulfillment, late or improper fulfillment are caused solely by the commencement and/or effect of force-majeure circumstances.

6.2. The Party affected by force-majeure circumstances shall immediately, but not later than 3 (three) working days after the occurrence of force-majeure circumstances notify the other Party of these

circumstances and their consequences (with acknowledgment of receipt of such message) and take all possible measures to minimize the adverse consequences of these force-majeure circumstances.

6.3. The Party affected by force-majeure circumstances shall also immediately, but not later than 3 (three) working days notify the other Party in writing of the cessation of these circumstances

6.4. The failure to notify or late notification of the other Party of the occurrence of force-majeure circumstances by the Party which became unable to fulfill its obligations hereunder shall involve forfeiture of the right to refer to these circumstances.

6.5. The occurrence of force-majeure circumstances may involve an extension of the period of performance hereof, unless otherwise agreed by the Parties.

6.6. The release of either Party from liability for the non-fulfillment, late fulfillment and/or improper fulfillment of any impracticable obligation hereunder shall not involve the release of this Party from responsibility for its other obligations hereunder that are not recognized by the Parties as impracticable.

6.7. In case force-majeure circumstances last more than one month, either Party shall have the right to refuse unilaterally to perform this Contract. In such case the Parties shall return to their initial position. The expenses for bringing the Parties to the initial position shall be borne by the Parties in equal proportions.

7. OTHER PROVISIONS

7.1. The liability of the Parties hereto shall be determined by this contract and effective Russian legislation.

7.2. All changes, additions and appendices hereto shall only be valid, if made in writing and signed by the duly authorized representatives of the Parties.

7.3. All disputes and differences arising between the Parties in performance hereof shall be resolved by negotiations.

7.4. Those disputes which cannot be resolved by negotiations between the Parties shall be referred to the arbitration court for the place of location of the defendant.

7.5. This Contract shall be effective from the time it is signed by the Parties. The rights and obligations of the Parties hereto shall arise subject to the following conditions, from the date the last of them is met:

1) the Buyer obtains the consent of Russian antimonopoly authorities for the deal hereunder (the Buyer shall give a relevant notice to the Seller within three working days with a copy of the confirming document attached);

2) the Buyer and the Seller obtain all internal approvals and agreements as necessary for each of them in accordance with effective legislation and the Charter to perform this deal.

This Contract shall be effective until the Parties completely fulfill their obligations hereunder.

7.6. This Contract is signed in 2 (two) equally valid copies, one copy for each Party.

8. ADDRESSES AND DETAILS OF THE PARTIES

The Seller	The Buyer
OJSC "Telecominvest"	**OJSC "NWT"**
54 Nevsky pr., St. Petersburg, 191011	14/26 Gorokhovaya ul., St. Petersburg, 191186
INN 7825338139 / KPP 783450001	INN 7808020593 / KPP 784001001
Account No. 40702810300300000041 with the St. Petersburg branch of OJSC Joint-Stock Commercial Bank "Svyaz-Bank", St. Petersburg	Account No. 40702810900300000001 with the St. Petersburg branch of OJSC Joint-Stock Commercial Bank "Svyaz-Bank", St. Petersburg
BIC 044030759, correspondent account 30101810200000000759	BIC 044030759, correspondent account 30101810200000000759
OKPO code 39458815; OKONH code 96190; OKVED codes 74.8; 74.1; 71.1	OKPO code 01166228; OKONH code 52300; OKVED codes 64.20.11 64.20.12
____________________/M.Yu. Gorokhov/	____________________/V.A. Akulich/
Seal	seal

DELOITTE

CJSC "Deloitte & Touche CIS"
Mokhovaya Business Center
Building 2, 4/7 ul. Vozdvizhenka
Moscow, 125009, Russia

Tel.: +7 (095) 787 0600
Fax: +7 (095) 787 0601
www.deloitte.ru

October 18, 2006

OJSC North-West Telecom
14/26 Gorokhovaya ul.,
St. Petersburg, 191186

Mr. V.A. Akulich,
Director General

Results of market valuation of the share capital of CJSC "Petersburg Transit Telecom"

Dear Mr. Akulich,

In accordance with Contract No. 16708/FS-06 of October 17, 2006 CJSC "Deloitte & Touche" ("Deloitte", "Valuator") has carried out the market valuation of 100% of the share capital of CJSC "Petersburg Transit Telecom" ("PTT" or "Company"). The valuation was carried out as of June 30, 2006 ("Valuation Date").

Deloitte is engaged in valuation business on the basis of license No. 004646 issued by the RF Ministry of Property Relations on August 1, 2002 which is valid till August 1, 2007. Our professional activity is insured with the Ingosstrakh Company (Professional Indemnity Insurance Policy No. 433-015831/06 valid till May 31, 2007). Copies of our license and insurance policy are attached hereto.

Company summary

Closed Joint-Stock Company "Petersburg Transit Telecom" was established in 2000. The original purpose of establishing PTT was to remove overloads between nodes and exchanges in the city telephone network ("Petersburg Telephone Network", or "PTN"), allocate necessary telephone numbers and channels to fixed and mobile communications operators, provide resources for building operators' modem pools in St. Petersburg.

The principal activity of PTT is organizing transit connections for stationary, cellular and other communications networks. PTT provides:

- telephone services;
- data transmission and channel rent services;
- Internet access services.

Legal address of CJSC "Petersburg Transit Telecom": 22 Bolshaya Morskaya ul., St. Petersburg, Russian Federation.

At the Valuation Date, PTT's authorized capital was divided into 61,920 thousand shares with the par value of 250 rubles each; 100% of shares in the company are owned by OJSC "Telecominvest".

Brief analysis of the telecommunications market

The telecommunications market of St. Petersburg and Leningrad Region where the Company operates is characterized by a moderate level of competition. In valuating the PTT shares we took into consideration the following trends and tendencies existing on the market:

- on the whole, the telecommunications market development is in keeping with European tendencies in the industry;
- at the same time, the telecommunications market growth rate currently tends to decrease on the whole;
- the mobile communications market is growing more slowly, as it approaches the saturation point and the market penetration of these services will soon reach 100%;
- different segments of the fixed communications market will show different growth rates;
- rapid growth of Internet access, IP-telephony, data transmission services;
- slow growth of fixed communications penetration and, accordingly, slow growth of local and long-distance service consumption;
- mobile and IP-telephony services are becoming more competitive on the long-distance communications market;
- the liberalization of the long-distance communications market is likely to increase competition on the part of alternative fixed communications operators, involving a fall in the market share of OJSC "Rostelecom";
- the Communications Ministry's resolutions effective as from mid-2006 identify three levels of operators (local, zonal and long-distance ones) as well as substantially change the rules of settlements between them. Such changes are aimed, among other things, at removing cross-subsidies in the industry: the long-distance tariffs will reduce (including in connection with a greater competition), while the local tariffs will rise;
- according to the new rules, the mobile operators are no longer able to rent direct numbers (e.g., from PTT) and have to seek new ways of work under the changed conditions;
- the new rules of settlements made it advantageous for large operators to get connected to PTT for a direct traffic exchange, which will have an effect on the future volumes of transit via the PTT network;
- the PTT and PTN networks are very closely related and the companies cannot give up their cooperation. This creates an additional risk that either party may almost unilaterally change the tariffs as of the valuation date (subject to the maximum tariffs fixed for PTN by the regulator). The traffic volumes (especially in the zonal segment of the PTT network) may also change substantially, depending on the actions of PTN and other communications operators, as well as on the success of marketing efforts of PTT itself.

Methodology

Except for several reservations specified below, the share capital of the Company was valuated in accordance with effective Russian legislation and International Valuation Standards.

The basic method of the Company valuation was the income approach whereby a financial model of the Company was built and projections of its cash flows were prepared for the years 2006-11 inclusive, based on the data provided by the PTT management.

We did not use the comparative approach as the results of the Company's past activity reflect the previous system of settlements between the operators and can determine neither the projected performance of the Company, nor its value. Nevertheless, we analyzed the results of valuation with the use of the income approach as of the end of 2008-2010 (after the new system of mutual settlements is launched) for comparability of calculating multipliers (EV/EBITDA) with the current and projected value data of Russian telecommunications companies.

Nor did we use the expense approach, as it does not allow to take account of substantial intangible assets (unique market position and interdependence between the Company and PTN) existing in the PTT business.

Scope of works

In accordance with our understanding of the objectives and tasks of this study and our experience in similar projects, the valuation of the PTT share capital under the income approach included the following procedures:

- holding meetings and negotiations with the Company managers and professionals to gather and analyze necessary information;
- analyzing the industry, economic conditions and competition environment in which the Company operates;
- discussing with the Company managers and professionals the historical financial and operating results as well as business projections and assumptions on which these projections are based;
- discussing with the Company professionals the information provided on the specificity of their business and assets;
- analyzing risks relating to PTT's current activity;
- calculating the discounting rate;
- analyzing collateral and off-balance sheet assets as well as obligations of the Company;
- analyzing financial and economic models of the Company and carrying out the valuation under the cash flow discounting method;
- seeking similar companies and verifying the income approach results;
- preparing a valuation report.

The PTT management is responsible for the trustworthiness of projections, including the initial assumptions on which they were based. In case of substantial unjustified deviation of projected data from the average industry or historical data, we adjusted them as appropriate.

In valuating the share capital of the Company we took account of the cash flows from its principal activity only.

In valuating the share capital of the Company under the cash flow discounting method we used the following standard assumptions:

- the Company is an operating enterprise and will continue as such in the foreseeable future;
- the responsible attitude of its owners and the competent management of its operating activity will continue in the future;

- the Company will comply with all applicable provisions of laws and normative acts;
- the Company has, will obtain or renew all necessary permits and licenses of relevant federal and regional bodies and organizations on the decisions of which the results of our valuation are based;
- all cash flow on the operating activity of subsidiary companies takes place during the same year to which the relevant incomes received and expenses incurred relate;
- all cash flow takes place in the middle of the year.

In addition, we prepared projections of the PTT business based on the following specific assumptions:

- In mid-2006, as a number of changes and additions to legislative regulations applicable to the activity of telecommunications companies in Russia come into effect, the PTT business will undergo substantial changes (the changes will apply mostly to the system of tariffs and settlements between operators as well as to the regulation of some activities). The response of end consumers and competitors to the potential change in tariffs cannot be projected exactly. Accordingly, there is a certain risk that the performance results expected by the PTT management will not be achieved. So, we took account of an additional premium when determining the discounting rate reflecting these risks (1%).
- From mid-2006, as the direct rent of telephone number capacity to mobile communications operators is prohibited, PTT will have to revise its relations with them. PTT is examining several options, so this problem may well be resolved in the future. However, the Company management supposes that it will be more advantageous for mobile communications operators to build their own nodes of connection to PTN and that the relevant traffic will be substantially reduced in the future.
- From mid-2006, PTT will re-balance the tariffs for the traffic transit between PTN's network and those of other fixed network operators. At the valuation date, the Company reached a new tariff agreement with PTN, but the new tariffs may be changed in the future almost unilaterally (as the operators are actually unable not to use each other's services). In the negotiations with PTN, the Company was much oriented to expected business profitability: in case of adverse changes in the PTN tariffs the Company may also change the traffic tariffs for its network to compensate the increased costs. Thus, we did not adjust the Company management's projections for tariffs and analyzed them from the standpoint of the Company profitability.
- From 2007, the Company plans to begin providing traffic services for the zonal section of the network in the 812 code. The projected traffic volumes depend much on the behavior of major competitors on this market (including PTN) as well as on the marketing efforts of the companies themselves (it is necessary to persuade end customers and long-distance communications operators to use their zonal network for the traffic transit). So, in valuating the Company we considered the range of possible market share of the Company in this segment of services.
- The projected capital expenses of PTT in the long-term period were adjusted, based on an analysis of projected performances of similar companies. We took into consideration the range of possible expenses as the projections of the Company cannot be verified based on its previous performance.

Taking into consideration all of the country, industry and other general risk factors as well as the risk factors directly relating to the Company, we used in our calculations the discounting rate of 18% nominally.

Valuation results

Based on the adopted methodology as well as taking into account all of the assumptions outlined in this section, we believe that the market value of 100% of the share capital of CJSC "Petersburg Transit Telecom" as of June 30, 2006 is approximately:

between 116 (one hundred sixteen) million USD and 139 (one hundred thirty-nine) million USD

As the point valuation of the share capital of the Company, we considered the arithmetic mean of above range: 128 million USD or 3.47 billion rubles at the Central Bank rate at the Valuation Date (1 USD = 27.0789 rubles).

Valuation certificate

Based on all available information relating to this value analysis, it is certified that:

- the data stated herein are true and accurate;
- the findings and conclusions provided herein are fully and solely based on the assumptions specified herein and on the Valuator's own analytic procedures;
- the Valuator has no commercial interest in the Company business and treats the parties concerned without any bias or prejudice;
- the Valuator's fee does not depend on the amount of valuation, achievement of any specified result or occurrence of any event after the Valuation Date.

Limitations

This letter may be available only to the management bodies of OJSC "North-West Telecom" (including the Board of Directors and the Board); the letter may not be disclosed to any other parties without our prior written consent (except as provided by Russian laws).

The information, facts and conclusions contained in the letter may be used only for the purposes specified in the letter.

We suppose that when making decisions on the shares in the Company OJSC "North-West Telecom" will not rely exclusively on the results of our work and will use them only as part of a general analysis. Thus, our work will not replace other studies, analytic procedures and estimates that must be carried out in the process of business decision-making in respect of the Company in question.

We do not bear liability for the buyer or seller setting the purchase-sale price of the block of shares on the basis of our valuation.

The management bodies and officers of OJSC "North-West Telecom" and the Company may not without our prior written consent refer to this letter or its content, or quote from it in any registration documents, prospectuses of issue, securities placement offers, credit or other agreements or documentation provided to third parties.

Closing comments

In the process of value analysis we proceeded from the assumption of correctness, completeness and trustworthiness of information provided to us by the Company managers and employees on the structure, operating and investment activity as well as financial results of CJSC "Petersburg Transit Telecom".

The projected data are based on the circumstances existing at the Valuation Date and on the opinion of the management of subsidiary companies on the most probable economic conditions of their operation and may be affected by unforeseeable events and, consequently, differ from the actual results. Such events may have a substantial effect on the current projects of monetary receipts and, accordingly, on the value analysis results.

We were very pleased to have the opportunity to provide business valuation and value analysis services to OJSC "North-West Telecom". If you have any questions or need additional information, please contact me at: +7 (495) 787-0600.

Sincerely yours,

Anton Shulga
Partner,
Corporate Finance Department

ATTACHMENT. COMPANY VALUATION SUMMARY (THOUSANDS OF USD)

Metrics	Total	2nd half 2006	2007	2008	2009	2010	2011
Proceeds		28 370	80 439	82 219	90 527	98 485	103 817
Prime cost		(12 937)	(46 232)	(45 842)	(50 464)	(53 635)	(55 483)
Gross margin		**15 434**	**34 207**	**36 377**	**40 362**	**44 850**	**48 335**
Operating expenses		(8 521)	(9 891)	(11 294)	(12 276)	(13 504)	(14 379)
EBITDA		**6 913**	**24 316**	**25 083**	**28 086**	**31 346**	**33 955**
EBIRDA margin (%)		*24%*	*30%*	*31%*	*31%*	*32%*	*33%*
Amortization		(4 119)	(8 964)	(9 678)	(7 124)	(4 022)	(5 085)
Before-tax profit		**2 793**	**15 352**	**15 405**	**20 962**	**27 324**	**28 870**
Profit tax		(670)	(3 684)	(3 697)	(5 031)	(6 558)	(6 929)
Net profit		**2 123**	**11 667**	**11 707**	**15 931**	**20 767**	**21 941**
(+) Amortization		4 119	8 964	9 678	7 124	4 022	5 085
(–) Change in the circulating capital		171	(1 587)	266	(328)	(199)	111
Cash flow from operating activity		**6 413**	**19 045**	**21 652**	**22 727**	**24 589**	**27 138**
(–) Capital investments		(3 031)	(7 675)	(7 467)	(7 604)	(7 768)	(7 921)
Net cash flow on the debtless basis		**3 383**	**11 370**	**14 185**	**15 123**	**16 821**	**19 217**
Discounting period, years		0.25	1.00	2.00	3.00	4.00	5.00
Discounting factor		0.96	0.85	0.72	0.61	0.51	0.43
Discounted cash flow	49 216	3 245	9 626	10 168	9 177	8 642	8 359
Discounted value in the post-projection period	54 360						
Invested capital value	103 576						
(+) Cash balance	7 964						
(–) Debt	–						
(+) Other assets*	16 401						
Value of 100% of the share capital	**127 941**						

* including the indebtedness of CJSC "Sinterra" for the equipment sold.

Source: Deloitte's calculations

ATTACHMENT B. LICENSES AND CERTIFICATES

COPY

THE RUSSIAN FEDERATION

THE RUSSIAN FEDERATION MINISTRY OF PROPERTY RELATIONS

LICENSE

for valuation business

Date of issue: August 1, 2002 License No. 004646

By Order of the Russian Ministry of Property Relations No. 174 of July 29, 2002, it was decided to grant the license for valuation business on the Russian Federation territory to:

CLOSED JOINT-STOCK COMPANY "DELOITTE & TOUCHE CIS"
(full name of the legal entity or individual entrepreneur)

INN 7703097990

Building 1, 16/2 Tverskaya ul., Moscow, 103009
(address; identity document details)

This License is valid from August 1, 2002 till August 1, 2007.

Head of the Economics and Valuation Business Department G.A. Koryashkin

This License is extended till ___

000138

not valid without the attachment

Seal: The Russian Federation Ministry of Property Relations

The license requirements and conditions for valuation business are as follows:

a) the licensee must comply with the requirements of legislative and other normative legal acts of the Russian Federation regarding the valuation business;

b) the staff of the legal entity must include at least one employee for whom this legal entity is the principal place of employment, having the appropriate qualification in the valuation business received in accordance with professional educational programs agreed with the body authorized by the Russian Federation Government to supervise the valuation business in the Russian Federation, and confirmed by the education document;

c) the individual entrepreneur must have the appropriate qualification in the valuation business received in accordance with professional educational programs agreed with the body authorized by the Russian Federation Government to supervise the valuation business in the Russian Federation, and confirmed by the education document;

d) the legal entity's employee(s) and individual entrepreneur must receive advanced training in the valuation business at least once in three years;

e) the licensee's civil liability must be insured by concluding an insurance contract for the specific kind of valuation business (depending on the subject of valuation) or for a specific contract for the valuation of the subject of valuation;

f) the licensee must provide documents and information on the request of the licensing body as necessary to supervise compliance with the license requirements and conditions.

COPY

1-page Attachment to Valuation Business License

No. 004646 of August 1, 2002

Name of the individual entrepreneur / staff employee	Educational institution, series, number and date of issue of the professional education document
Georgy Vyacheslavovich Popov	Inter-Industry Institute for Advanced Training and Retraining of Managing Staff and Specialists, G.V. Plekhanov Russian Economic Academy, professional retraining diploma PP No. 328465 issued on June 30, 2001

Head of the Economics and Valuation Business Department G.A. Koryashkin

000138

Seal: The Russian Federation Ministry of Property Relations

Moscow, Russian Federation
The fourteenth of September, year two thousand and two

I, Alexey Leonovich Kovalsky, a notary of the city of Moscow, certify this to be a true copy of the original document. The latter is free from erasures, additions, struck-through words and other unspecified corrections or any particularities.

Registered in the register under No. K-12697
Collected at the tariff: 10 rubles.

Notary

Seal: Notary A.L. Kovalsky, Moscow

CERTIFICATE TO POLICY No. 433-015831/06

OF PROFESSIONAL INDEMNITY INSURANCE

(extract)

INSURED:
ZAO "Deloitte & Touche CIS"

INSURER:
Insurance Company Ltd. "INGOSSTRAKH"

INSURANCE PERIOD:
From June 01st, 2006 till May 31st, 2007 (both dates inclusive)

INSURED BUSINESS:

Professional activity connected with property and vested interests evaluation including evaluation of tangible and intangible assets in accordance with the Russian legislation.

INSURANCE EVENT:

Insurance event is a fact of the duty of the Insured owing to the civil legislation to indemnify a damage to the person that has suffered loss as a result of mistakes, unintentionally caused by the Insured's specialist in the process of performing the professional duties.

LIMITS OF LIABILITY:
USD 1,100,000,- per each and every claim

DEDUCTIBLE:
In the amount of USD 10,000,- per each occurrence

INSURER: signed

Seal: Insurance Company Ltd. "Ingosstrakh"

NOTIFICATION OF HOLDING AN EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM
14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186

Dear Shareholder,

Hereby OJSC North-West Telecom would like to advise you that an extraordinary general meeting of the shareholders will be held on the **18th of December 2006** in the form of absentee voting of the shareholders (hereinafter referred to as "the Meeting").

<u>Agenda of the Meeting:</u>

1. On approving the related-party transaction, viz. the contract of purchase and sale of securities between OJSC N.W.Telecom and OJSC Telecominvest.

The list of the persons entitled to participation in the Meeting has been made according to the data of the register of the Company's registered securities holders as of **3rd November 2006.**

The right of vote on all the issues of the Meeting's agenda belongs only to the holders of common shares of the Company, who are not related-parties of the transaction.

Shareholders may get familiarized with the materials for the Meeting starting from 27th November 2006 till 18th December 2006 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:

- <u>OJSC North-West Telecom:</u> 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Shareholders Department, and in the Company's branches at:

- *office 208, house 45, Troitsky prospekt, Arkhangelsk, (Arkhangelsk Branch of OJSC N.W.Telecom);*
- *office 334a, house 2, Lyudogoshcha ul., Veliky Novgorod, (Novgorod Branch of OJSC N.W.Telecom);*
- *office 106, house 4, Sovetsky pr., Vologda, (Vologda Branch of OJSC N.W.Telecom);*
- *office 13, house 24, ul. Bolnichnaya, Kaliningrad, (Kaliningrad Branch of OJSC N.W.Telecom);*
- *17, Oktyabrskaya ul., Murmansk (Murmansk Branch of OJSC N.W.Telecom);*
- *5, ul. Dzerzhinskogo, Petrozavodsk (the Karelian Branch of OJSC N.W.Telecom);*
- *office 211, house 17, ul. Nekrasova, Pskov, (Pskov Branch of OJSC N.W.Telecom);*
- *office 104, house 60, ul. Lenina, Syktyvkar, (Komi Branch of OJSC N.W.Telecom);*
- *office 9, house 29, ul. Kommunistov, Cherepovets, (Vologda Branch, Western Telecommunications Centre (Zapadny UES) of OJSC N.W.Telecom).*

Otherwise, the said information (materials) to the Meeting can be found on the site of the Company **www.nwtelecom.ru.**

For participation in voting at the Meeting, a shareholder (shareholder's representative) **shall send the filled out voting ballot by mail to the following address:**

1) **<u>14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC North-West Telecom.</u>**
2) **<u>d.15A a/ya 162, ul. Kalanchevskaya, Moscow, 107078 OJSC Obyedinyonnaya Registratsionnaya Kompaniya (United Registration Company).</u>**

Date of finishing the acceptance of voting ballots: the 18th of December 2006. Ballots are taken into account when determining the quorum and summing up the voting results, provided they have been received at the stated address of ballots acceptance not later than the indicated date of the deadline for acceptance of ballots. A ballot is considered as valid, only provided only one of possible options for each voting is left in it. A ballot MUST be signed by the shareholder, an unfilled ballot is considered invalid.

Ballots signed on the basis of powers of attorney by representatives of the parties entitled to participation in the voting at the Meeting must be accompanied by powers of attorney or copies thereof. If a power of attorney has

been issued on the substitution basis, then, apart from such power of attorney or a copy thereof, the power of attorney, on the basis of which it was issued, or a copy thereof, must be produced, too. Powers of attorney must be prepared in compliance with the requirements of the RF Civil Code or must be certified by a notary, and their copies must be certified by a notary. Should the said requirements fail to be observed, the voting ballots signed by representatives acting on the basis of powers of attorney are not taken into account.

The functions of the returning board shall be discharged during the Meeting by OJSC Obyedinyonnaya Registratsionnaya Kompaniya (United Registration Company), the Keeper of the Company's Register.

The results of voting during the Meeting will be published in the Izvestiya newspaper and at the web site of the Company **www.nwtelecom.ru**.

Telephone for information: (812) 312 52 89, Shareholders Department

Corporate Secretary of OJSC N.W.Telecom

Board of Directors,
OJSC "NWT"

EXPLANATORY NOTE

on the interested-party deal, namely: securities sale-purchase contract between OJSC "NWT" and OJSC "Telecominvest"

This issue is raised in connection with OJSC "NWT" participating in CJSC "Petersburg Transit Telecom" by acquiring 61,920 ordinary registered shares which is equal to 100% of the authorized capital.

The issue is to be raised in order to <u>determine</u> the price of the 61,920 (sixty-one thousand nine hundred twenty) ordinary registered shares acquired by OJSC "NWT" under its contract with OJSC "Telecominvest".

According to Article 83 of the Federal Law "On Joint-Stock Companies" as well as Article 12 of the OJSC "NWT" Charter, the approval of the interested-party deal, namely: securities sale-purchase contract between OJSC "NWT" and OJSC "Telecominvest", is within the competence of the General Meeting of Shareholders of OJSC "NWT".

Proposed draft decision:

1.1. To determine, based on the market value, that the price of the 61,920 (sixty-one thousand nine hundred twenty) ordinary registered shares acquired by OJSC "NWT" under its contract with OJSC "Telecominvest", is equal to 97,000,000 (ninety-seven million) conditional units, provided that 1 (one) conditional unit is equal to the ruble equivalent of 1 (one) US dollar at the Russian Central Bank rate as of the payment day, not subject to VAT.

1.2. To recommend the following draft decision to the General Meeting of Shareholders of OJSC "NWT":

To approve the interested-party deal, namely: securities sale-purchase contract between OJSC "NWT" and OJSC "Telecominvest" on the following substantial conditions:

Subject of the contract – OJSC "Telecominvest" (the seller) transfers the following securities into the ownership of OJSC "NWT (the buyer):

Kind of securities	Ordinary registered non-documentary share
Issuer	Closed Joint-Stock Company "Petersburg Transit Telecom", hereinafter referred to as CJSC "PTT", with the address at: 22 B. Morskaya ul., St. Petersburg, 191186, Russia
Number of alienated securities of each issue and state registration details of the issue	10 000 (ten thousand) ordinary registered non-documentary shares of the first issue, state registration number of the issue 1-01-07572-J, the issue was registered by the St. Petersburg Regional Office of the Russian Federal Securities Commission on June 6, 2000. 51 920 (fifty-one thousand nine hundred twenty) ordinary registered non-documentary shares of the second issue, state registration number of the issue 1-02-07512-J, the issue was registered by the St. Petersburg Regional Office of the Russian Federal Securities Commission on October 25, 2000.

Par value of each share	250 (two hundred fifty) rubles
Total number of securities alienated under the contract	61 920 (sixty-one thousand nine hundred twenty) ordinary registered non-documentary shares

Time of transfer of the shares – Within 3 (three) working days after the Parties acquire rights and obligations in accordance with clause 7.5 of the Contract the Seller shall sign the transfer order as necessary to document the passing of ownership of the shares to the Buyer, and submit it to the holder of the CJSC "PTT" Register of Shareholders. The holder of the CJSC "PTT" Register of Shareholders shall make the receipt entry in the personal account of the Buyer within 3 (three) days after receiving the transfer order and shall provide to the Buyer a document confirming the passing of ownership of the Shares;

Selling price of the shares – 97,000,000 (ninety-seven million) conditional units, provided that 1 (one) conditional unit is equal to the ruble equivalent of 1 (one) US dollar at the Russian Central Bank rate as of the payment day, not subject to VAT;

Payment terms - The Buyer shall effect payments according to invoices on the quarterly basis. The Buyer shall effect the first payment for the amount of 25,000,000 (twenty-five million) conditional units not later than February 1, 2007, second payment for the amount of 25,000,000 (twenty-five million) conditional units not later than May 1, 2007, third payment for the amount of 25,000,000 (twenty-five million) conditional units not later than August 1, 2007, and the fourth payment for the amount of 22,000,000 (twenty-two million) conditional units not later than November 1, 2007;

Other conditions of the contract – The rights and obligations of the Parties to the Contract shall arise subject to the following conditions and from the date the last of them is met:

- OJSC "NWT" obtains the consent of Russian antimonopoly authorities for the deal under the Contract (OJSC "NWT" shall give a relevant notice to OJSC "Telecominvest" within three working days with a copy of the confirming document attached);
- OJSC "NWT" and OJSC "Telecominvest" obtain all internal approvals and agreements as necessary for each of them in accordance with effective legislation and the Charter to perform this deal;

Term of the contract – The contract comes into effect when signed by the parties and remains in force until the parties completely fulfill their obligations.

Attachment:

1. Securities sale-purchase contract in 1 copy, 4 pages;
2. Interestedness findings in 1 copy, 1 page;
3. Financial risks findings in 1 copy, 1 page;
4. Legal risks findings in 1 copy, 1 page;
5. Notice to the Federal Agency for the Federal Property Management in 1 copy, 1 page;
6. Evaluator's report in 1 copy, 15 pages.

Director of the Subsidiary and Dependent
Companies Management Department M.A. Smoleva

Monyakhin
(812) 719 92 39

DRAFT DECISIONS ON THE ISSUE OF THE AGENDA
of the extraordinary general meeting of the shareholders
of the OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

IN RESPECT OF ISSUE No. 1 "On approving the related-party transaction, viz. the contract of purchase and sale of securities between OJSC N.W.Telecom and OJSC Telecominvest".

DRAFT DECISION:

The related-party transaction, viz. Contract of Purchase and Sale of securities between the OJSC N.W.Telecom and OJSC Telecominvest shall be approved on the following essential conditions:

Subject of the contract: *OJSC Telecominvest ("Seller") hands over to OJSC N.W.Telecom ("Buyer") the title to the following securities:*

Type of securities	*Common registered non-documentary share*
Issuer	*Petersburg Transit Telecom Closed Joint-Stock Company (hereinafter referred to as CJSC P.T.T.) address: 22, ul. Bolshaya Morskaya, St. Petersburg, 191186, Russia*
Number of alienated securities of each issue and data of the state registration of the issue	*10 000 (ten thousand) common registered non-documentary shares of the first issue, state registration No. of the issue 1-01-07572-J, the issue was registered by the St. Petersburg regional division of the RF Federal Commission for the Securities Market (FKCB) on 06.06.2000.* *51 920 (fifty one thousand nine hundred twenty) common registered non-documentary shares of the second issue, state registration No. of the issue 1-02-07512-J, the issue was registered by the St. Petersburg regional division of the RF Federal Commission for the Securities Market (FKCB) on 25.10.2000.*
Face value of each share	*250 (two hundred and fifty) roubles*
Total number of securities alienated under this contract	*61,920 (sixty one thousand nine hundred twenty) common registered non-documentary shares*

Shares transfer period: *Within 3 (three) working days from the moment the Parties' rights and obligations arise in compliance with clause 7.5 of the contract the Seller shall sign the transfer order required for execution of the transfer of the title to the shares to the Buyer and submit it to the keeper of the shareholders register of CJSC P.T.T. The keeper of the shareholders register of CJSC P.T.T. shall make a receipt entry in the register on the personal account of the Buyer and provide a document confirming the transfer of the title to the Shares within 3 (three) days from the moment of receiving the transfer order;*

Shares selling price: *97,000,000 (ninety seven million) conventional units, 1 (one) conventional unit corresponding to the rouble equivalent of 1 (one) US dollar according to the exchange rate of the Central Bank of Russia as of the day of payment, not taxable by VAT;*

Settlement procedure: *The Buyer shall effect payments on the basis of an invoice on a quarterly basis. The Buyer shall effect the first payment to the amount of 25,000,000 (twenty five million) conventional units no later than 01.02.2007; the second payment to the amount of 25,000,000 (twenty five million) conventional units no later than 01.05.2007; the third payment to the amount of 25,000,000 (twenty five million) conventional units no later than 01.08.2007; the fourth payment to the amount of 22,000,000 (twenty two million) conventional units no later than 01.11.2007.*

Other terms of the contract: *The Parties' rights and obligations under this contract arise provided the following conditions are met and from the date of fulfilling the latter of them:*

OJSC N.W.Telecom must obtain the consent of the RF antimonopoly authorities to making the transaction provided for by this contract (on which OJSC N.W.Telecom will inform OJSC Telecominvest within three working days, enclosing a copy of a confirming document);

OJSC N.W.Telecom and OJSC Telecominvest must obtain all intra-corporate approvals and permissions required for each of them in compliance with the current legislation for effecting this transaction.

Period of the contract: *The contract shall take effect from the moment it is signed and shall be valid until the Parties fulfil all their obligations.*

EXTRACT
OF THE OPEN JOINT-STOCK COMPANY
NORTH-WEST TELECOM
MINUTES No. 19-01/30 (06)
(meeting by attendance)

St. Petersburg — 03rd November 2006

ATTENDING PERSONS:

Chairperson of the Board of Directors:

Alexander Nikolayevich Kiselyov	- General Manager, OJSC Svyazinvest

Members of the Board of Directors:

Vladimir Alexandrovich Akulich	- General Manager. OJSC N.W.Telecom
Konstantin Vladimirovich Belyaev	- Deputy General Manager, OJSC Svyazinvest
Alexander Alexandrovich Gogol	- President, Bonch-Bruyevich Telecommunications University in St. Petersburg
Alexander Vyacheslavovich Ikonnikov	- Chairman, Supervisory Board of the Independent Directors Association
Oleg Mikhailovich Mikhailov	- Director, Information Support Department , OJSC Svyazinvest
Dmitry Vladimirovich Levkovsky	- Consultant, NCH Advisors, Inc
Irina Mikhailovna Ragozina	- Manager, Corporate Governance Department, OJSC Svyazinvest
Ivan Ivanovich Rodionov	- Professor, Corporate Economy and Finance Department, Higher School of Economics State University
Lyubov Stepanovna Timoshenko	- Director, Governmental Financial and Investment Policy Department, Ministry of Computer Technologies and Communication of Russia
Valery Nikolayevich Yashin	- Representative of OJSC Svyazinvest

Number of participants in the meeting out of the total number of the 11 Members of the Board of Directors: 11. There is the quorum for taking decisions.

Corporate Secretary - N. G. Bredkov

Chairperson of the Board of Directors A. N. Kiselyov opened the meeting.

AGENDA:

1. **Decision on acquisition by OJSC N.W.Telecom of an interest in the Close Joint-Stock Company Petersburg Transit Telecom by purchasing its shares.**

2. **Approving a related-party transaction, i.e. the securities sale contract to be signed between the Company and the Open Joint-Stock Company Telecominvest.**

3. **Convening of an extraordinary general meeting of the shareholders, approval of the agenda of the extraordinary general meeting of the shareholders, definition of the deadline of issue of the list of persons entitled to attend the extraordinary general meeting of the shareholders, and review of other items related to the preparation and conduct of the extraordinary general**

meeting of the shareholders of the Company.

...

1. ITEMS CONSIDERED:

Presentation of the item of acquisition of an interest of OJSC N.W.Telecom in the Close Joint Stock Company Petersburg Transit Telecom by purchasing its shares by V. A. Khusnutdinova, Associate General Manager and Economy and Finance Manager of the Company.

The item was previewed at a joint meeting of the Auditing Committee and the Strategic Development Committee. Chairman of the Auditing Committee I. I. Rodionov informed the members of the Board of Directors of the Committees' recommendation.

I. I. Rodionov, A.V. Ikonnikov, A. N. Kiselyov, I. M. Ragozina, and O. M. Mikhailov contributed to the discussion.

DECISION:

1.1. OJSC N.W.Telecom shall acquire an interest in CJSC Petersburg Transit Telecom by purchasing 61,920 registered ordinary shares of CJSC Petersburg Transit Telecom, which makes 100% of its Authorized Capital.

1.2. The Management Board of the Company shall:

1.2.1. consider the costs of the purchase of CJSC P.T.T. in presenting the draft budget of the Company for 2007;

1.2.2. by the end of Quarter 1 of 2007, present to the Board of Directors several options of integration of CJSC P.T.T. into the OJSC N.W.Telecom business (including assessment of integration-related risks) based on the necessity to improve EBITDA of the CJSC P.T.T. business;

1.2.3. by the end of May 2007, present its proposals as to the revision of the Company's investment plan and budget for 2007 subject to the selected option of integration of the CJSC P.T.T. business;

1.2.4. by the end of August 2007, present to the Board of Directors its proposals as to the short-term forecast of the Company's budget for 2008-2011 subject to the selected option of integration of CJSC P.T.T.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

2. ITEMS CONSIDERED:

Results of evaluation of the CJSC Petersburg Transit Telecom stock capital market value, and the Addendum to the Results of evaluation of the CJSC Petersburg Transit Telecom stock capital market value presented by Deloite and Touche CIS as independent assessor. In addition, presnted to the members of the Board of Directors were the draft securities sale contract between OJSC N.W.Telecom and LLC Telecominvest, opinion on related-party attributes of the transaction complete with the information that the price of the shares to be purchased exceeds two percent of the Company's assets book value, and opinions on financial and legal risks.

Members of the Board of Directors gave their comments on the contract wording (enclosed). The comments were taken into account.

DECISION:

2.1. Based on the market value, определить, that the price of 61,920 (Sixty-one thousand nine hundred twenty) non-documentary registered ordinary shares of the Close Joint-Stock Company Petersburg Transit Telecom to be purchased by OJSC N.W.Telecom under the securities sale contract to be signed between OJSC N.W.Telecom and LLC Telecominvest is US$ 97,000,000 (Ninety-seven million US Dollars) in the Ruble equivalent at the exchange rate of the Central Bank of Russia as of the day of payment, VAT exempt.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

Refrained from voting as a related party:
Non-independent Director:

- **V.A. Akulich**, being simultaneously a member of the Board of Directors, Chairman of the Management Board, and General Manager of OJSC N.W.Telecom;

Related party Director:

- **V.A. Akulich**, being simultaneously a member of the Board of Directors of OJSC N.W.Telecom and a member of the Board of Directors of OJSC Telecominvest.

2.2. Submit the item of approval of a related-party transaction, i.e. the sale contract for securities, the price of which exceeds two percent of the Company's assets book value according to its accounting data as of the last report date, to be signed between OJSC N.W.Telecom and LLC Telecominvest, to the extraordinary general meeting of the OJSC N.W.Telecom shareholders for review.

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

3. ITEMS CONSIDERED:

Information on the convening of an extraordinary general meeting of the shareholders, approval of the agenda of the extraordinary general meeting of the shareholders, definition of the deadline of issue of the list of persons entitled to attend the extraordinary general meeting of the shareholders, and review of other items related to the preparation and conduct of the extraordinary general meeting of the shareholders of the Company, as presented by the company's Corporate Secretary N. G. Bredkov.

The item was previewed at a meeting of the Corporate Governance Committee (протокол прилагается). The Committee's Chairperson I. M. Ragozina informed the members of the Board of Directors of the Committee's recommendation.

DECISION:

3.1. *An extraordinary general meeting of the shareholders of the Open Joint-Stock Company North-West Telecom in the form of absentee voting (hereinafter referred to as the MEETING) shall be convoked.*

3.2. Date of finishing the acceptance of voting ballots shall be determined as 18th December 2006.

3.3. The following mailing addresses, to which filled in voting ballots are to be sent shall be approved:

- **14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, 191186, Open Joint-Stock Company North-West Telecom**
- **ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC United Registration Company.**

3.4. 3rd November 2006 shall be fixed as the date of issue of the list of persons entitled to attend the MEETING.

3.5. The Notification on the MEETING shall be published in the *Izvestiya* newspaper within 17th November 2006.

3.6. The following agenda of the MEETING shall be approved:

1. Approving a related-party transaction, i.e. the securities sale contract between OJSC N.W.Telecom and LLC Telecominvest.

It shall be established that only the holders of Company's ordinary shares have the right to vote the said item of the MEETING agenda.

3.7. The following draft decision shall be proposed to the MEETING:

Approve a related-party transaction, i.e. the securities sale contract between OJSC N.W.Telecom and LLC Telecominvest, on the following material conditions:

<u>Subject of the Agreement</u>: LLC Telecominvest (the Seller) shall transfer the following securities to OJSC N.W.Telecom (the Buyer):

Security type	**Non-documentary registered ordinary share**
Issuer	**Close Joint-Stock Company Petersburg Transit Telecom (hereafter "CJSC P.T.T.") (address: 22 ul. Bolshaya Morskaya, 191186, St.**

	Petersburg, Russia)
Number of assigned securities of each issue, and the issues' State registration data	10,000 (Ten thousand) non-documentary registered ordinary shares of the first issue. The issue's State registration No.: 1-01-07572-J. The issue was registered by St. Petersburg Regional Division of the RF Federal Securities Board on June 6, 2000. 51,920 (Fifty-one thousand nine hundred twenty) non-documentary registered ordinary shares of the second issue. The issue's State registration No.: 1-02-07512-J. The issue was registered by St. Petersburg Regional Division of the RF Federal Securities Board on October 25, 2000.
Par value of each share	250 (Two hundred fifty) Rubles
Total number of securities assigned under the contract	61,920 (Sixty-one thousand nine hundred twenty) non-documentary registered ordinary shares

Shares transfer deadline: Within 3 (Three) business days from the day of accrual of the Parties' rights and obligations as per Clause 7.5 of the Contract, the Seller shall sign a deed of assignment required to document the passing of the title to the shares to the Buyer, and present the same to the keeper of the CJSC P.T.T. shareholders register.

Shares sale price: US$ 97,000,000 (Ninety-seven million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment, VAT exempt;

Payment procedure: The Buyer shall effect payments quarterly on the basis of an account. The Seller shall deliver an account at least 10 business days before the appropriate date of payment as specified in Clause 2.1 of the Contract. The Buyer shall effect the first payment of US$25,000,000 (Twenty-five million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment within 01.02.2007, provided that the terms stated in Clause 7.5 are met within the said date. If the terms of Clause 7.5 of the Contract are not met as of 01.02.2007, the Buyer shall effect the first payment within 10 (Ten) business days from the date of fulfillment of the last of the terms specified in Clause 7.5 of the Contract. Second payment of US$25,000,000 (Twenty-five million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment: Within 01.05.2007. Third payment of US$25,000,000 (Twenty-five million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment: Within 01.08.2007. Fourth payment of 22 000 000 (Twenty-two million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment: Within 01.11.2007.

Other conditions: The Parties' rights and obligations under the Contract will occur upon fulfillment of the following conditions and from the date of the fulfillment of the last thereof:

- **obtainment by OJSC N.W.Telecom of authorization of the transaction by the RF antitrust authorities (of which OJSC N.W.Telecom shall inform OJSC Telecominvest within three business days, enclosing a copy of the verification document);**
- **obtainment by OJSC N.W.Telecom and LLC Telecominvest of all corporate approvals and authorizations required by each to enter into the transaction under the applicable laws.**

Term of validity: The contract shall become effective on the day of its signing and remain in force until the fulfillment by the Parties of their obligations.

3.8. The following list of information (materials) to be provided to shareholders during the preparation for the MEETING shall be approved:

On the item "Approving a related-party transaction, i.e. the securities sale contract between OJSC N.W.Telecom and LLC Telecominvest" of the agenda:

- **Draft securities sale contract between OJSC N.W.Telecom and OJSC Telecominvest**
- **Results of evaluation of the CJSC Petersburg Transit Telecom stock capital market value,**
- **Addendum to the Results of evaluation of the CJSC Petersburg Transit Telecom stock capital market value**

- **Explanatory note to the item on a related-party transaction, i.e. the securities sale contract between OJSC N.W.Telecom and LLC Telecominvest.**

Other materials:

- **Notification of the MEETING**
- **Draft decision on the item of the MEETING agenda**
- **Decisions of the Board of Directors on the preparation for the MEETING, including those on determining market value of acquired shares.**

Shareholders of the Company shall be enabled to get familiarized with the information (materials) for the MEETING starting from 27th November 2006 till 18th December 2006 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m., local time, at the following addresses:

<u>Open Joint-Stock Company North-West Telecom:</u> 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), St. Petersburg, Shareholders Department, and at the Branches of the Company at the addresses:

- **45 Troitsky pr., office 208, Archangel,(OJSC N.W.Telecom, Archangel branch)**
- **2 ul. Lyudogoshcha, office 334a, Veliky Novgorod (OJSC N.W.Telecom, Novgorod branch)**
- **4 Sovetsky pr., office 106, Vologda,(OJSC N.W.Telecom, Vologda branch)**
- **24 ul. Bolnichnaya, Kaliningrad, office 13 (OJSC N.W.Telecom, Kaliningrad branch)**
- **17 ul. Oktyabrkaya, Murmansk (OJSC N.W.Telecom, Murmansk branch)**
- **4 ul. M. Gorkogo, Petrozavodsk (OJSC N.W.Telecom, Karelia branch)**
- **17 ul. Nekrasova, Pskov, office 211 (OJSC N.W.Telecom, Pskov branch)**
- **60 ul. Lenina, kab. 104, Syktyvkar (OJSC N.W.Telecom, Komi branch)**
- **29 ul. Kommunistov, office 9, Cherepovets, (OJSC N.W.Telecom, Vologda branch, Western Telecommunication Department).**

Information (materials) for the MEETING shall be published on the Company's website at \ www.nwtelecom.ru not later than 27th November 2006.

3.9. The form and text of ballot No. 1 for voting on the item of the MEETING agenda shall be approved.

3.10. The following list of information to be sent to the shareholders of the COMPANY together with the voting ballots shall be approved:

- **Notification of the MEETING**

THE DECISION HAS BEEN TAKEN UNANIMOUSLY

...

Chairperson of the Board of Directors A. N. Kiselyov
Corporate Secretary N. G. Bredkov

TRUE COPY:
Corporate Secretary N. G. Bredkov

DELOITTE

CJSC Deloitte & Touche CIS
Mokhovaya Business Center
Building 2, 4/7 ul. Vozdvizhenka
Moscow, 125009, Russia

Tel.: +7 (095) 787 0600
Fax: +7 (095) 787 0601
www.deloitte.ru

October 18, 2006

OJSC "North-West Telecom"
14/26 Gorokhovaya ul.,
St. Petersburg, 191186

Mr. V.A. Akulich,
Director General

Addition to the results of market valuation of the share capital of CJSC "Petersburg Transit Telecom"

Dear Mr. Akulich,

As you requested, CJSC "Deloitte & Touche" ("Deloitte", "Valuator") has carried out an additional analysis of the market value of 100% of the share capital of CJSC "Petersburg Transit Telecom" ("PTT" or "Company") as of December 31, 2006 ("Valuation Date").

We used the following methodology and we were guided by the following basic assumptions:

- The Company's value at the end of 2006 was analyzed under the same methodology as that used for the valuation as of June 30, 2006, including the same financial model of PTT.

- The Company is expected to pay to its shareholders by the end of 2006 as dividends all of the funds (including those which at the mid-year were invested in deposits and loans to third parties) that accrued on the balance sheet of the Company by the end of 2006.

- In addition, we supposed that the debt payable by CJSC "Sineterra" to PTT as of June 30, 2006, which arose as the result of installation and sale of equipment in Moscow to CJSC "Sineterra" would be fully discharged or restructured.[1]

- It is assumed that the company will not make any borrowings until the end of 2006.

- Thus, the net debt of the Company as of the end of 2006 will be equal to zero.

- All other assumptions for the value analysis are the same as those made for the valuation as of June 30, 2006.

---

[1] At the mid-year, PTT reached an agreement that the equipment would be sold to CJSC «Sinterra" on 3 years' installment plan.

Analysis results

Based on the adopted methodology and taking into account all of the assumptions outlined in this letter, we believe that the approximate market value of 100% of the share capital of CJSC "Petersburg Transit Telecom" as of December 31, 2006 is:

between 96 (ninety-six) million and 122 (one hundred twenty-two) million US Dollars

We were very pleased to have the opportunity to provide business valuation and value analysis services to OJSC "North-West Telecom". If you have any questions or need additional information, please contact me at: +7 (495) 787-0600.

Sincerely yours,

Anton Shulga
Partner,
Corporate Finance Department

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

Place of business of the company:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, Russia
Type of the meeting:	Extraordinary general meeting of the shareholders
Meeting holding form:	Absentee voting
Date of holding the meeting (expiry date of the period during which voting ballots are accepted):	18th December 2006
Mailing address for sending filled in ballots:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186, OJSC N.W.Telecom ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC United Registration Company

BALLOT No. 1

Shareholder:

Individual code:

Issue No.1 of the agenda: On approving the related-party transaction, viz. the contract of purchase and sale of securities between OJSC "N.W.Telecom" and OJSC "Telecominvest".

Number of votes:

Wording of the decision: Approve a related-party transaction, i.e. the securities sale contract between OJSC N.W.Telecom and LLC Telecominvest, on the following material conditions:

Subject of the Agreement: LLC Telecominvest (the Seller) shall transfer the following securities to OJSC N.W.Telecom (the Buyer):

Type of securities:	*Common registered non-documentary share*
Issuer	*Petersburg Transit Telecom Closed Joint-Stock Company (hereafter "CJSC P.T.T.") (address: 22, ul. B. Morskaya, St. Petersburg, 191186, Russia*
Number of assigned securities of each issue, and the issues' State registration data	*10,000 (Ten thousand) non-documentary registered ordinary shares of the first issue. The issue's State registration No.: 1-01-07572-J. The issue was registered by St. Petersburg Regional Division of the RF Federal Securities Board on June 6, 2000.* *51,920 (Fifty-one thousand nine hundred twenty) non-documentary registered ordinary shares of the second issue. The issue's State registration No.: 1-02-07512-J. The issue was registered by St. Petersburg Regional Division of the RF Federal Securities Board on October 25, 2000.*
Par value of each share:	*250 (Two hundred fifty) roubles*
Total number of securities assigned under the contract	*61,920 (Sixty one thousand nine hundred twenty) non-documentary registered ordinary shares*

Shares transfer deadline: Within 3 (Three) business days from the day of accrual of the Parties' rights and obligations as per Clause 7.5 of the Contract, the Seller shall sign a deed of assignment required to document the passing of the title to the shares to the Buyer, and present the same to the keeper of the CJSC P.T.T. shareholders register. Within 3 (Three) business days from the moment of receiving the transfer order the keeper of the CJSC P.T.T. shareholders register shall enter a receipt record for the Buyer's custody account entry in the register and provide a document confirming the passage of the title to Shares;

Shares sale price: US$ 97,000,000 (Ninety-seven million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment, VAT exempt;

Payment procedure: The Buyer shall effect payments quarterly on the basis of an account. The Seller shall deliver an account at least 10 business days before the appropriate date of payment as specified in Clause 2.1 of the Contract. The Buyer shall effect the first payment of US$25,000,000 (Twenty-five million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment within 01.02.2007, provided that the terms stated in Clause 7.5 are met within the said date. If the terms of Clause 7.5 of the Contract are not met as of 01.02.2007, the Buyer shall effect the first payment within 10 (Ten) business days from the date of fulfillment of the last of the terms specified in Clause 7.5 of the Contract. Second payment of US$25,000,000 (Twenty-five million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment: Within 01.05.2007. Third payment of US$25,000,000 (Twenty-five million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment: Within 01.08.2007. Fourth payment of 22 000 000 (Twenty-two million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment: Within 01.11.2007.

Other conditions: The Parties' rights and obligations under the Contract will occur upon fulfillment of the following conditions and from the date of the fulfillment of the last thereof: obtainment by OJSC N.W.Telecom of authorization of the transaction by the RF antitrust authorities (of which OJSC N.W.Telecom shall inform OJSC Telecominvest within three business days, enclosing a copy of the verification document); obtainment by OJSC N.W.Telecom and LLC Telecominvest of all corporate approvals and authorizations required by each to enter into the transaction under the applicable laws.

Term of validity: The contract shall become effective on the day of its signing and remain in force until the fulfillment by the Parties of their obligations.

Place for bar-code **Place for bar-code** **Place for bar-code**

V o t i n g o p t i o n s

IN FAVOUR	**AGAINST**	**ABSTAINING**

Leave only one voting option not crossed-out!

Signature of the shareholder or of his/her representative

The ballot MUST be signed by the shareholder or by a representative of the shareholder!

Unnecessary voting options may be crossed out using one of the following methods: либо

If voting is performed according to instructions of persons who acquired shares after the date of making up the list of those entitled to participation in the general meeting of the shareholders or according to instructions of depositary securities holders and more than one voting option are left in a ballot, then the number of votes shall be put in the field opposite to the voting option subject to meeting one of the four conditions set forth below, which must be marked in such a case.

- ☐ Voting complies with the instructions of the acquirers of shares transferred after the date of making up the list of the parties entitled to participation in the general meeting;
- ☐ Voting is based on a power of attorney issued for shares transferred after the date of making up the list of the parties entitled to participation in the general meeting.
- ☐ A part of shares were transferred after the date of making up the list of persons entitled to participation in the general meeting.
- ☐ The voting is performed according to the instructions of depositary securities holders (foreign issuer's securities issued in compliance with the foreign law and certifying the rights in respect of shares)

Date when the list of the parties entitled to participation in the meeting was made up: **03rd November 2006.**

Shares transfer deadline: Within 3 (Three) business days from the day of accrual of the Parties' rights and obligations as per Clause 7.5 of the Contract, the Seller shall sign a deed of assignment required to document the passing of the title to the shares to the Buyer, and present the same to the keeper of the CJSC P.T.T. shareholders register. Within 3 (Three) business days from the moment of receiving the transfer order the keeper of the CJSC P.T.T. shareholders register shall enter a receipt record for the Buyer's custody account entry in the register and provide a document confirming the passage of the title to Shares;
Shares sale price: US$ 97,000,000 (Ninety-seven million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment, VAT exempt;
Payment procedure: The Buyer shall effect payments quarterly on the basis of an account. The Seller shall deliver an account at least 10 business days before the appropriate date of payment as specified in Clause 2.1 of the Contract. The Buyer shall effect the first payment of US$25,000,000 (Twenty-five million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment within 01.02.2007, provided that the terms stated in Clause 7.5 are met within the said date. If the terms of Clause 7.5 of the Contract are not met as of 01.02.2007, the Buyer shall effect the first payment within 10 (Ten) business days from the date of fulfillment of the last of the terms specified in Clause 7.5 of the Contract. Second payment of US$25,000,000 (Twenty-five million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment: Within 01.05.2007. Third payment of US$25,000,000 (Twenty-five million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment: Within 01.08.2007. Fourth payment of 22 000 000 (Twenty-two million US Dollars) at the exchange rate of the Central Bank of Russia as of the day of payment: Within 01.11.2007.
Other conditions: The Parties' rights and obligations under the Contract will occur upon fulfillment of the following conditions and from the date of the fulfillment of the last thereof: obtainment by OJSC N.W.Telecom of authorization of the transaction by the RF antitrust authorities (of which OJSC N.W.Telecom shall inform OJSC Telecominvest within three business days, enclosing a copy of the verification document);obtainment by OJSC N.W.Telecom and LLC Telecominvest of all corporate approvals and authorizations required by each to enter into the transaction under the applicable laws.
Term of validity: The contract shall become effective on the day of its signing and remain in force until the fulfillment by the Parties of their obligations.